SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 28, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	8
Statement of Cash Flows	9
Statement of Changes in Equity
1/1/2014 to 9/30/2014	11
1/1/2013 to 9/30/2013	12
Statement of Value Added	13
Comments on the Company’s Performance	14
Notes to the Financial Statements	23
Comments on the Company’s Projections	77
Other Information Deemed as Relevant by the Company	78
Reports and Statements
Unqualified Report on Special Review	80

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 9/30/2014
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share (Reais / Share)
Board of Directors’ Meeting	3/27/2014	Interest on Shareholders’ Equity	6/27/2014	Common		0.78633

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Financial Position - Assets

(R$ thousand)
Code	Description	Current Quarter 09/30/2014	Previous Year 12/31/2013
1	Total Assets	29,760,013	28,274,294
1.01	Current Assets	3,404,656	3,254,087
1.01.01	Cash and Cash Equivalents	1,859,690	1,782,001
1.01.03	Accounts Receivable	1,281,404	1,254,908
1.01.03.01	Trade Accounts Receivable	1,158,920	1,120,053
1.01.03.02	Other Accounts Receivable	122,484	134,855
1.01.03.02.01	Balances with Related Parties	122,484	134,855
1.01.04	Inventories	52,858	58,401
1.01.06	Recoverable Taxes	94,674	87,405
1.01.06.01	Current Recoverable Taxes	94,674	87,405
1.01.08	Other Current Assets	116,030	71,372
1.01.08.03	Other	116,030	71,372
1.01.08.03.01	Restricted Cash	20,580	10,333
1.01.08.03.20	Other Accounts Receivable	95,450	61,039
1.02	Noncurrent Assets	26,355,357	25,020,207
1.02.01	Long-Term Assets	667,560	896,781
1.02.01.03	Accounts Receivable	178,364	395,512
1.02.01.03.01	Trade Accounts Receivable	178,364	395,512
1.02.01.06	Deferred Taxes	121,342	114,030
1.02.01.06.01	Deferred Income Tax and Social Contribution	121,342	114,030
1.02.01.08	Receivables from Related Parties	101,093	130,457
1.02.01.08.03	Receivables from Controlling Shareholders	101,093	130,457
1.02.01.09	Other Noncurrent Assets	266,761	256,782
1.02.01.09.04	Escrow Deposits	68,596	54,827
1.02.01.09.05	ANA – National Water Agency	119,576	107,003
1.02.01.09.20	Other Accounts Receivable	78,589	94,952
1.02.02	Investments	76,237	77,699
1.02.02.01	Shareholdings	22,198	23,660
1.02.02.01.04	Other Shareholdings	22,198	23,660
1.02.02.02	Investment Properties	54,039	54,039
1.02.03	Property, Plant and Equipment	309,405	199,496
1.02.04	Intangible Assets	25,302,155	23,846,231
1.02.04.01	Intangible Assets	25,302,155	23,846,231
1.02.04.01.01	Concession Contracts	8,403,438	8,265,936
1.02.04.01.02	Program Contracts	5,919,198	5,281,887
1.02.04.01.03	Service Contracts	10,725,290	10,124,603
1.02.04.01.04	Software License	254,229	173,805

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousands)
Code	Description	Current Quarter 09/30/2014	Previous Year 12/31/2013
2	Total Liabilities	29,760,013	28,274,294
2.01	Current Liabilities	2,630,823	2,972,381
2.01.01	Labor and Pension Plan Liabilities	405,718	314,926
2.01.01.01	Pension Plan Liabilities	23,021	36,151
2.01.01.02	Labor Liabilities	382,697	278,775
2.01.02	Trade Accounts Payable	314,280	275,051
2.01.02.01	Domestic Suppliers	314,280	275,051
2.01.03	Tax Liabilities	53,444	115,382
2.01.03.01	Federal Tax Liabilities	46,394	108,604
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	308	21,797
2.01.03.01.03	INSS (social security contribution) Payable	32,076	30,822
2.01.03.01.20	Other Federal Taxes	14,010	55,985
2.01.03.03	Municipal Taxes Liabilities	7,050	6,778
2.01.04	Loans and Financing	710,373	640,940
2.01.04.01	Loans and Financing	486,660	560,963
2.01.04.01.01	In Domestic Currency	244,746	344,983
2.01.04.01.02	In Foreign Currency	241,914	215,980
2.01.04.02	Debentures	214,897	79,977
2.01.04.03	Financing through finance lease	8,816	0
2.01.05	Other Liabilities	581,386	994,708
2.01.05.01	Payables to Related Parties	1,477	1,791
2.01.05.01.03	Payables to Controlling Shareholders	1,477	1,791
2.01.05.02	Other	579,909	992,917
2.01.05.02.01	Dividends and Interest on Equity Payable	64	456,975
2.01.05.02.04	Services Payable	327,774	323,208
2.01.05.02.05	Refundable Amounts	20,722	30,543
2.01.05.02.06	Program Contract Commitments	130,049	77,360
2.01.05.02.07	Private Public Partnership – PPP	21,461	20,241
2.01.05.02.09	Indemnities	6,721	6,895
2.01.05.02.20	Other Payables	73,118	77,695
2.01.06	Provisions	565,622	631,374
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	87,873	107,554
2.01.06.01.01	Tax Provisions	6,529	6,824
2.01.06.01.02	Social Security and Labor Provisions	50,420	62,535
2.01.06.01.04	Civil Provisions	30,924	38,195
2.01.06.02	Other Provisions	477,749	523,820
2.01.06.02.03	Provisions for Environmental	59,607	42,761
2.01.06.02.04	Provisions for Customers	353,738	355,403
2.01.06.02.05	Provisions for Suppliers	64,404	125,656
2.02	Non-Current Liabilities	13,369,742	12,371,112
2.02.01	Loans and Financing	9,581,700	8,809,134
2.02.01.01	Loans and Financing	5,267,301	4,950,864

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities

(R$ thousands)
Code	Description	Current Quarter 09/30/2014	Previous Year 12/31/2013
2.02.01.01.01	In Domestic Currency	1,561,723	1,468,291
2.02.01.01.02	In Foreign Currency	3,705,578	3,482,573
2.02.01.02	Debentures	3,863,768	3,475,778
2.02.01.03	Financing through finance lease	450,631	382,492
2.02.02	Other Payables	3,171,837	3,012,970
2.02.02.02	Other	3,171,837	3,012,970
2.02.02.02.04	Pension Plan Liabilities	2,424,406	2,327,016
2.02.02.02.05	Program Contract Commitments	81,789	88,678
2.02.02.02.06	Private Public Partnership – PPP	357,194	322,267
2.02.02.02.07	Indemnities	6,502	6,439
2.02.02.02.08	Labor Liabilities	21,435	15,704
2.02.02.02.09	Deferred COFINS and PASEP	130,802	129,849
2.02.02.02.20	Other Payables	149,709	123,017
2.02.04	Provisions	616,205	549,008
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	250,827	222,030
2.02.04.01.01	Tax Provisions	47,517	50,869
2.02.04.01.02	Pension Plan and Labor Provisions	122,289	91,911
2.02.04.01.04	Civil Provisions	81,021	79,250
2.02.04.02	Other Provisions	365,378	326,978
2.02.04.02.03	Provisions for Environmental	166,888	139,928
2.02.04.02.04	Provisions for Customers	191,918	156,212
2.02.04.02.05	Provisions for Suppliers	6,572	30,838
2.03	Equity	13,759,448	12,930,801
2.03.01	Paid-Up Capital	10,000,000	6,203,688
2.03.02	Capital Reserves	0	124,255
2.03.02.07	Projects Support	0	108,475
2.03.02.08	Incentive Reserves	0	15,780
2.03.04	Profit Reserve	3,021,470	6,736,389
2.03.04.01	Legal Reserve	712,992	712,992
2.03.04.08	Additional Dividend Proposed	0	42,862
2.03.04.10	Reserve for Investments	2,308,478	5,980,535
2.03.05	Retained Earnings/Accumulated Losses	871,509	0
2.03.06	Other Comprehensive Income	-133,531	-133,531

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Income

(R$ thousands)
Code	Description	Current Quarter 7/1/2014 to 9/30/2014	YTD Current Year 1/1/2014 to 9/30/2014	Same Quarter Previous Year 7/1/2013 to 9/30/2013	YTD Previous Year 1/1/2013 to 9/30/2013
3.01	Revenue from Sales and/or Services	2,823,532	8,369,615	2,772,359	8,213,681
3.02	Cost of Sales and/or Services	-1,985,938	-5,494,788	-1,642,196	-4,911,007
3.02.01	Cost of Sales and/or Services	-1,203,695	-3,527,856	-1,102,743	-3,242,363
3.02.02	Construction Cost	-782,243	-1,966,932	-539,453	-1,668,644
3.03	Gross Profit	837,594	2,874,827	1,130,163	3,302,674
3.04	Operating Income/Expenses	-344,615	-1,225,001	-284,880	-1,006,084
3.04.01	Selling Expenses	-126,564	-498,393	-171,264	-477,270
3.04.02	General and Administrative Expenses	-210,716	-681,094	-127,092	-552,372
3.04.04	Other Operating Income	21,014	59,159	16,531	40,749
3.04.04.01	Other Operating Income	24,291	67,196	19,077	46,095
3.04.04.02	COFINS and PASEP	-3,277	-8,037	-2,546	-5,346
3.04.05	Other Operating Expenses	-27,182	-103,187	-4,792	-18,667
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-24,917	-77,009	-2,634	-8,067
3.04.05.03	Tax Incentives	-2,096	-10,663	-2,068	-10,354
3.04.05.06	Provision for losses - Diadema and Saned	0	-14,967	0	0
3.04.05.20	Other	-169	-548	-90	-246
3.04.06	Equity in the Earnings (Losses) of Subsidiaries	-1,167	-1,486	1,737	1,476
3.05	Income Before Financial Result and Taxes	492,979	1,649,826	845,283	2,296,590
3.06	Financial Result	-337,772	-331,830	-119,936	-299,884
3.06.01	Finance Income	109,724	290,839	74,983	269,640
3.06.01.01	Finance Income	109,902	291,629	74,967	269,409
3.06.01.02	Foreign Exchange Gains	-178	-790	16	231
3.06.02	Finance Expenses	-447,496	-622,669	-194,919	-569,524
3.06.02.01	Finance Expenses	-134,535	-510,942	-108,287	-410,811
3.06.02.02	Foreign Exchange Losses	-312,961	-111,727	-86,632	-158,713
3.07	Earnings Before Income Tax	155,207	1,317,996	725,347	1,996,706
3.08	Income Tax and Social Contribution	-63,706	-446,487	-250,383	-663,872
3.08.01	Current	-41,608	-453,799	-256,336	-660,195

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Income

(R$ thousands)
Code	Description	Current Quarter 7/1/2014 to 9/30/2014	YTD Current Year 1/1/2014 to 9/30/2014	Same Quarter Previous Year 7/1/2013 to 9/30/2013	YTD Previous Year 1/1/2013 to 9/30/2013
3.08.02	Deferred	-22,098	7,312	5,953	-3,677
3.09	Net Result from Continued Operations	91,501	871,509	474,964	1,332,834
3.11	Profit/Loss for the Period	91,501	871,509	474,964	1,332,834
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.13387	1.27505	0.69489	1.94999
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.13387	1.27505	0.69489	1.94999

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousands)
Code	Description	Current Quarter 7/1/2014 to 9/30/2014	YTD Current Year 1/1/2014 to 9/30/2014	Same Quarter Previous Year 7/1/2013 to 9/30/2013	YTD Previous Year 1/1/2013 to 9/30/2013
4.01	Net Income for the Period	91,501	871,509	474,964	1,332,834
4.03	Comprehensive Income for the Period	91,501	871,509	474,964	1,332,834

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

(R$ thousands)
Code	Description	YTD Current Year 1/1/2014 to 9/30/2014	YTD Previous Year 1/1/2013 to 9/30/2013
6.01	Net Cash from Operating Activities	2,006,936	2,157,978
6.01.01	Cash from Operations	2,865,933	3,315,346
6.01.01.01	Profit Before Income Tax and Social Contribution	1,317,996	1,996,706
6.01.01.02	Provision and Inflation Adjustments on Provisions	151,776	154,444
6.01.01.04	Financial Charges from Customers	-142,996	-167,665
6.01.01.05	Residual Value of Written-off Property, Plant and Equipment	28,887	8,067
6.01.01.06	Depreciation and Amortization	726,051	600,309
6.01.01.07	Interest on Loans and Financing Payable	293,000	276,654
6.01.01.08	Monetary and Foreign Exchange Change on Loans and Financing	183,808	207,776
6.01.01.09	Interest and Monetary Change on Liabilities	13,942	17,458
6.01.01.10	Interest and Monetary Change in Assets	-24,564	-8,023
6.01.01.11	Allowance for Doubtful Accounts	54,688	83,924
6.01.01.12	Provision for Consent Decree (TAC)	40,977	17,314
6.01.01.13	Equity in the Earnings of Subsidiaries	1,486	-1,476
6.01.01.14	Provision for Sabesprev Mais	7,105	7,383
6.01.01.15	Other Provisions/Reversals	48,124	-34,975
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-17,504	-4,612
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-42,775	-35,170
6.01.01.18	Pension Plan Liabilities	216,970	197,232
6.01.01.20	Other Adjustments	8,962	0
6.01.02	Changes in Assets and Liabilities	-20,975	-376,447
6.01.02.01	Trade Accounts Receivable	277,581	64,955
6.01.02.02	Balances and Transactions with Related Parties	40,940	10,623
6.01.02.03	Inventories	5,096	7,034
6.01.02.04	Recoverable Taxes	-30,621	-28,084
6.01.02.05	Other Accounts Receivable	598	2,621
6.01.02.06	Escrow Deposits	1,694	-39,694
6.01.02.08	Contractors and Suppliers	49,815	87,182
6.01.02.09	Payroll, Provisions and Social Contribution	-119,580	-109,482
6.01.02.10	Pension Plan Liabilities	-100,753	-88,897
6.01.02.11	Taxes and Contributions Payable	22,070	-85,403
6.01.02.12	Services Received	-18,437	-28,409
6.01.02.13	Other Liabilities	-150,331	-173,106
6.01.02.14	Provisions	953	4,213
6.01.02.15	Deferred COFINS/PASEP	-838,022	-780,921
6.01.03	Other

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method

(R$ thousands)
Code	Description	YTD Current Year 1/1/2014 to 9/30/2014	YTD Previous Year 1/1/2013 to 9/30/2013
6.01.03.01	Interest Paid	-415,829	-394,918
6.01.03.02	Income Tax and Social Contribution Paid	-422,193	-386,003
6.02	Net Cash from Investing Activities	-1,929,606	-1,503,878
6.02.01	Acquisition of Intangible Assets	-1,834,304	-1,546,449
6.02.02	Acquisition of Property, Plant and Equipment	-85,031	-11,560
6.02.03	Increase in Investments	-24	-373
6.02.04	Restricted Cash	-10,247	54,504
6.03	Net Cash from Financing Activities	359	-741,304
6.03.01	Funding – Loans	940,215	1,391,619
6.03.02	Amortization of Loans	-418,963	-1,590,430
6.03.03	Payment of Interest on Equity	-467,470	-498,669
6.03.04	Public-Private Partnership (PPP)	-15,030	-10,254
6.03.05	Program Contract Commitments	-38,393	-33,570
6.05	Increase (Decrease) in Cash and Cash Equivalents	77,689	-87,204
6.05.01	Opening Cash and Cash Equivalents	1,782,001	1,915,974
6.05.02	Closing Cash and Cash Equivalents	1,859,690	1,828,770

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity – 1/1/2014 to 9/30/2014

(R$ thousands)
Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.03	Restated Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.04	Capital Transactions with Shareholders	0	0	-42,862	0	0	-42,862
5.04.08	Additional Dividends Approved	0	0	-42,862	0	0	-42,862
5.05	Total Comprehensive Income	0	0	0	871,509	0	871,509
5.05.01	Net Income for the Period	0	0	0	871,509	0	871,509
5.06	Internal Changes in the Shareholders’ Equity	3,796,312	-124,255	-3,672,057	0	0	0
5.06.04	Capitalization of Reserves	3,796,312	-124,255	-3,672,057	0	0	0
5.07	Closing Balances	10,000,000	0	3,021,470	871,509	-133,531	13,759,448

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Changes in Equity– 1/1/2013 to 9/30/2013

(R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.03	Restated Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.04	Capital Transactions with Shareholders	0	0	-80,201	0	0	-80,201
5.04.08	Additional Dividends Approved	0	0	-80,201	0	0	-80,201
5.05	Total Comprehensive Income	0	0	0	1,332,834	0	1,332,834
5.05.01	Net Income for the Period	0	0	0	1,332,834	0	1,332,834
5.07	Closing Balances	6,203,688	124,255	5,307,433	1,332,834	-458,815	12,509,395

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Value Added

(R$ thousands)
Code	Description	YTD Current Year 1/1/2014 to 9/30/2014	YTD Previous Year 1/1/2013 to 9/30/2013
7.01	Revenue	8,856,341	8,685,531
7.01.01	Operating Revenue	6,834,126	7,019,546
7.01.02	Other Revenue	67,196	46,095
7.01.03	Revenue from the Construction	2,009,707	1,703,814
7.01.04	Allowance for/Reversal of Doubtful Accounts	-54,688	-83,924
7.02	Inputs Acquired from Third Parties	-3,963,237	-3,427,063
7.02.01	Costs of Sales and Services	-3,269,421	-2,930,336
7.02.02	Materials, Energy, Outsourced Services and Other	-590,629	-478,060
7.02.04	Other	-103,187	-18,667
7.03	Gross Value Added	4,893,104	5,258,468
7.04	Retentions	-726,051	-600,309
7.04.01	Depreciation, Amortization and Depletion	-726,051	-600,309
7.05	Net Value Added Produced	4,167,053	4,658,159
7.06	Value Added Received through Transfer	289,353	271,116
7.06.01	Equity in the Earnings (Losses) of Subsidiaries	-1,486	1,476
7.06.02	Finance Income	290,839	269,640
7.07	Total Value Added to Distribute	4,456,406	4,929,275
7.08	Value Added Distribution	4,456,406	4,929,275
7.08.01	Personnel	1,451,547	1,310,712
7.08.01.01	Direct Compensation	958,390	876,532
7.08.01.02	Benefits	383,074	355,158
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	110,083	79,022
7.08.02	Taxes and Contributions	1,275,831	1,501,986
7.08.02.01	Federal	1,204,239	1,429,291
7.08.02.02	State	50,402	42,733
7.08.02.03	Municipal	21,190	29,962
7.08.03	Value Distributed to Providers of Capital	857,519	783,743
7.08.03.01	Interest	799,392	733,499
7.08.03.02	Rental	58,127	50,244
7.08.04	Value Distributed to Shareholders	871,509	1,332,834
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	871,509	1,332,834

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form – 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Comments on the Company’s Performance

1. Financial highlights

								R$ million
	3Q14	3Q13	Chg. (R$)%		9M14	9M13	Chg. (R$)%
(+) Gross operating revenue	2,165.6	2,393.2	(227.6)	(9.5)	6,834.1	7,019.6	(185.5)	(2.6)
(+) Construction revenue	799.7	551.4	248.3	45.0	2,009.7	1,703.8	305.9	18.0
(-) COFINS and PASEP taxes	141.8	172.2	(30.4)	(17.7)	474.2	509.7	(35.5)	(7.0)
(=) Net operating revenue	2,823.5	2,772.4	51.1	1.8	8,369.6	8,213.7	155.9	1.9
(-) Costs and expenses	1,541.0	1,401.0	140.0	10.0	4,707.3	4,272.0	435.3	10.2
(-) Cunstruction costs	782.1	539.5	242.6	45.0	1,966.9	1,668.6	298.3	17.9
(+) Equity result	(1.2)	1.7	(2.9)	(170.6)	(1.5)	1.5	(3.0)	(200.0)
(+) Other operating revenue/expenses, net	(6.2)	11.7	(17.9)	(153.0)	(44.1)	22.1	(66.2)	(299.5)
(=) Earnings before financial result, income tax and social contribution	493.0	845.3	(352.3)	(41.7)	1,649.8	2,296.7	(646.9)	(28.2)
(+) Net financial	(337.8)	(119.9)	(217.9)	181.7	(331.8)	(299.9)	(31.9)	10.6
(=) Earnings before income tax and social contribution	155.2	725.4	(570.2)	(78.6)	1,318.0	1,996.8	(678.8)	(34.0)
(+) Income tax and social contribution	(63.7)	(250.4)	186.7	(74.6)	(446.5)	(663.9)	217.4	(32.7)
Net Income	91.5	475.0	(383.5)	(80.7)	871.5	1,332.9	(461.4)	(34.6)
Earnings per share* (R$)	0.13	0.69			1.28	1.95
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)								R$ million

	3Q14	3Q13	Chg. (R$)%		9M14	9M13	Chg. (R$)%
Net income	91.5	475.0	(383.5)	(80.7)	871.5	1,332.9	(461.4)	(34.6)
(+) Income tax and social contribution	63.7	250.4	(186.7)	(74.6)	446.5	663.9	(217.4)	(32.7)
(+) Net financial	337.8	119.9	217.9	181.7	331.8	299.9	31.9	10.6
(+) Other operating revenues/expenses, net	6.2	(11.7)	17.9	(153.0)	44.1	(22.1)	66.2	(299.5)
(=) Earnings before financial result (EBIT)*	499.2	833.6	(334.4)	(40.1)	1,693.9	2,274.6	(580.7)	(25.5)
(+) Depreciation and amortization	243.2	208.4	34.8	16.7	726.0	600.3	125.7	20.9
(=) Adjusted EBITDA **	742.4	1,042.0	(299.6)	(28.8)	2,419.9	2,874.9	(455.0)	(15.8)
(%) Adjusted EBITDA margin	26.3	37.6			28.9	35.0

(*) Earnings before interest, income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 3Q14, net operating revenue, including construction revenue, reached R$ 2.8 billion; a 1.8% increase compared to the same period of 2013.

Costs and expenses, including construction costs, totaled R$ 2.3 billion, up 19.7% on the R$ 1.9 billion recorded in 3Q13.

EBIT, in the amount of R$ 499.2 million, dropped 40.1% from R$ 833.6 million in 3Q13.

Adjusted EBITDA, in the amount of R$ 742.4 million, dropped 28.8% from R$ 1,042.0 million in 3Q13 (R$ 2,419.9 million in the last 9 months and R$ 3,551.7 million in the last 12 months).

The adjusted EBITDA margin was 26.3% in 3Q14, versus the 37.6% in 3Q13 (28.9% in the last 9 months and 31.0% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 35.8% in 3Q14 (46,4% in 3Q13, 37.4% in the last 9 months and 40.1% in the last 12 months).

Net income totaled R$ 91.5 million, 80.7% lower than the R$ 475.0 million recorded in 3Q13.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form – 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Comments on the Company’s Performance

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.2 billion, a drop of R$ 227.6 million or 9.5%, when compared to the R$ 2.4 billion recorded in 3Q13.

The main factors that led to this variation were:

•         Decrease of 3.5% in the Company’s total billed volume (4.6% in water and 2.0% in sewage);

•         R$ 22.7 million drop in estimated revenue due to the lower billing in the period; and

•         Water Consumption Reduction Incentive Program, with a R$ 127.2 million impact.

The decreases mentioned above were partially offset by the 3.1% tariff adjustment since December 2013.

3. Construction revenue

Construction revenue increased R$ 248.3 million or 45.0%, when compared to 3Q13. The variation was mainly due to higher investments in 3Q14.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter, and year-on-year, per customer category and region.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form – 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Comments on the Company’s Performance

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	3Q14	3Q13%		3Q14	3Q13%		3Q14	3Q13%
Residential	379.6	387.2	(2.0)	318.2	322.2	(1.2)	697.8	709.4	(1.6)
Commercial	42.4	43.8	(3.2)	40.1	40.7	(1.5)	82.5	84.5	(2.4)
Industrial	9.6	10.0	(4.0)	10.7	11.0	(2.7)	20.3	21.0	(3.3)
Public	12.9	13.8	(6.5)	9.9	10.7	(7.5)	22.8	24.5	(6.9)
Total retail	444.5	454.8	(2.3)	378.9	384.6	(1.5)	823.4	839.4	(1.9)
Wholesale	60.2	74.5	(19.2)	5.8	7.9	(26.6)	66.0	82.4	(19.9)
Total	504.7	529.3	(4.6)	384.7	392.5	(2.0)	889.4	921.8	(3.5)
	9M14	9M13%		9M14	9M13%		9M14	9M13%
Residential	1,172.3	1,159.9	1.1	977.8	962.1	1.6	2,150.1	2,122.0	1.3
Commercial	130.1	130.6	(0.4)	122.4	121.5	0.7	252.5	252.1	0.2
Industrial	29.6	29.3	1.0	32.7	33.3	(1.8)	62.3	62.6	(0.5)
Public	39.9	40.7	(2.0)	30.7	31.6	(2.8)	70.6	72.3	(2.4)
Total retail	1,371.9	1,360.5	0.8	1,163.6	1,148.5	1.3	2,535.5	2,509.0	1.1
Wholesale	198.8	223.5	(11.1)	18.9	22.7	(16.7)	217.7	246.2	(11.6)
Total	1,570.7	1,584.0	(0.8)	1,182.5	1,171.2	1.0	2,753.2	2,755.2	(0.1)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q14	3Q13%		3Q14	3Q13%		3Q14	3Q13%
Metropolitan	289.4	300.9	(3.8)	249.1	257.0	(3.1)	538.5	557.9	(3.5)
Regional (2)	155.1	153.9	0.8	129.8	127.6	1.7	284.9	281.5	1.2
Total retail	444.5	454.8	(2.3)	378.9	384.6	(1.5)	823.4	839.4	(1.9)
Wholesale	60.2	74.5	(19.2)	5.8	7.9	(26.6)	66.0	82.4	(19.9)
Total	504.7	529.3	(4.6)	384.7	392.5	(2.0)	889.4	921.8	(3.5)
	9M14	9M13%		9M14	9M13%		9M14	9M13%
Metropolitan	891.2	896.6	(0.6)	763.2	764.5	(0.2)	1,654.4	1,661.1	(0.4)
Regional (2)	480.7	463.9	3.6	400.4	384.0	4.3	881.1	847.9	3.9
Total retail	1,371.9	1,360.5	0.8	1,163.6	1,148.5	1.3	2,535.5	2,509.0	1.1
Wholesale	198.8	223.5	(11.1)	18.9	22.7	(16.7)	217.7	246.2	(11.6)
Total	1,570.7	1,584.0	(0.8)	1,182.5	1,171.2	1.0	2,753.2	2,755.2	(0.1)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form – 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Comments on the Company’s Performance

5. Costs, administrative and selling expenses

In 3Q14, costs, administrative and selling expenses, grew 19.7% (R$ 382.6 million). Excluding construction costs, total costs and expenses grew 10.0%. As a percentage of net revenue, cost and expenses was 82.3% in 3Q14 from 70.0% in 3Q13.

								R$ million
	3Q14	3Q13	Chg. (R$)%		9M14	9M13	Chg. (R$)%
Payroll and benefits	535.9	489.1	46.8	9.6	1,584.0	1,442.9	141.1	9.8
Supplies	54.7	48.8	5.9	12.1	148.8	142.4	6.4	4.5
Treatment supplies	65.6	63.6	2.0	3.1	199.9	183.7	16.2	8.8
Services	301.1	285.0	16.1	5.6	967.4	808.9	158.5	19.6
Electric power	156.3	133.1	23.2	17.4	440.8	410.9	29.9	7.3
General expenses	187.6	134.0	53.6	40.0	530.3	535.8	(5.5)	(1.0)
Tax expenses	18.2	11.3	6.9	61.1	55.4	63.2	(7.8)	(12.3)
Sub-total	1,319.4	1,164.9	154.5	13.3	3,926.6	3,587.8	338.8	9.4
Depreciation and amortization	243.2	208.4	34.8	16.7	726.0	600.3	125.7	20.9
Credit write-offs	(21.6)	27.7	(49.3)	(178.0)	54.7	83.9	(29.2)	(34.8)
Sub-total	221.6	236.1	(14.5)	(6.1)	780.7	684.2	96.5	14.1
Costs and expenses	1,541.0	1,401.0	140.0	10.0	4,707.3	4,272.0	435.3	10.2
Construction costs	782.1	539.5	242.6	45.0	1,966.9	1,668.6	298.3	17.9
Costs, adm., selling and construction expenses	2,323.1	1,940.5	382.6	19.7	6,674.2	5,940.6	733.6	12.3
% of net revenue	82.3	70.0			79.7	72.3

5.1. Payroll and benefits

In 3Q14 payroll and benefits grew R$ 46.8 million or 9.6%, from R$ 489.1 million to R$ 535.9 million, due to the following:

•         R$ 21.6 million increase due to the 6.8% increase in average wages since May 2014 and the changes from the career and wage plan carried out by the Company;

•         R$ 9.9 million increase in provisions, from the higher number of employees who are entitled to request retirement (TAC), in addition to the wage increase in the period;

•         R$ 3.9 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions;

•         R$ 3.9 million increase in overtime pay, mainly due to wage adjustment in the period, and the higher number of hours worked; and

•         R$ 3.9 million increase in expenses related to the Profit Sharing Program, chiefly due to adjustments made in the period.

5.2. Supplies

In 3Q14, expenses with supplies increased R$ 5.9 million or 12.1%, when compared to the same period of the previous year, from R$ 48.8 million to R$ 54.7 million, mostly due to:

•         R$ 4.6 million increase with fuel and lubricants, mainly due to the diesel used in generators installed to capture water from the technical reserve at the Cantareira System, in the amount of R$ 3.5 million; and

•         Higher use of materials for sewage network maintenance, chiefly at the municipality of Diadema, with a R$ 1.0 million increase.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form – 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Comments on the Company’s Performance

5.3. Treatment supplies

Treatment supplies expenses in 3Q14 were R$ 2.0 million or 3.1% higher than in 3Q13, from R$ 63.6 million to R$ 65.6 million.

5.4. Services

Services, in the amount of R$ 301.1 million, grew R$ 16.1 million or 5.6%, in comparison to the R$ 285.0 million in 3Q13. The main factors were:

•           Advertising campaigns, in the amount of R$ 8.1 million,  mainly due to the intensification of the rational use of water campaign;

•           Hiring of services, in the amount of R$ 4.8 million, due to the beginning of operations in Diadema, in March of 2014, in the amount of R$ 4.6 million; and

•           Higher expenses with the Corporate Program for Reduction of Water Loss, in the amount of R$ 3.0 million.

5.5. Electric power

This item totaled R$ 156.3 million, an increase of R$ 23.2 million or 17.4% in comparison to the R$ 133.1 million in 3Q13, due to the average increase of 39.2% in free market tariffs and of 9.2% in regulated market.

5.6. General expenses

General expenses grew R$ 53.6 million or 40.0%, totaling R$ 187.6 million, versus the R$ 134.0 million recorded in 3Q13.

This increase was mainly due to the increase in the provision for lawsuits related to civil (R$ 26.6 million) and environmental (R$ 18.3 million) contingencies.

5.7. Tax expenses

This item increased R$ 6.9 million, due to increased tax expenses in 3Q14.

5.8. Depreciation and amortization

Depreciation and amortization increased R$ 34.8 million or 16.7%, from the R$ 208.4 million recorded in 3Q13, totaling R$ 243.2 million, due to the beginning of operations of intangible assets, in the amount of R$ 2.7 billion.

5.9. Credit write-offs

Credit write-offs dropped R$ 49.3 million, chiefly due to the lower provision of losses with allowance for doubtful accounts.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form – 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Comments on the Company’s Performance

6. Other operating revenues and expenses, net

6.1. Other operating revenues, net

Recorded a R$ 4.5 million increase, mainly due to the income from the Program for the Rational Use of Water (PURA) in 3Q14, in the amount of R$ 4.0 million.

6.2. Other operating expenses

R$ 22.4 million increase mainly due to the write-off of obsolete goods in 3Q14, in the amount of 26.3 million.

7. Net financial

				R$ million
	3Q14	3Q13	Chg.	%
Financial expenses, net of revenues	(36.7)	(45.0)	8.3	(18.4)
Net monetary and exchange variation	(301.1)	(74.9)	(226.2)	302.0
Net financial	(337.8)	(119.9)	(217.9)	181.7

7.1. Financial revenues and expenses

				R$ million
	3Q14	3Q13	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	(46.6)	(63.0)	16.4	(26.0)
Interest and charges on international loans and financing	(27.1)	(18.7)	(8.4)	44.9
Other financial expenses	(43.9)	(22.9)	(21.0)	91.7
Total financial expenses	(117.6)	(104.6)	(13.0)	12.4
Financial revenues	80.9	59.6	21.3	35.7
Financial expenses net of revenues	(36.7)	(45.0)	8.3	(18.4)

7.1.1. Financial expenses

Financial expenses grew R$ 13.0 million. The main reasons were:

•         R$ 16.4 million decrease in interest and charges on domestic loans and financing, mainly due to the higher interest capitalization occurred in 3Q14, versus 3Q13;

•         R$ 8.4 million increase in interest and charges on international loans and financing, due to the higher appreciation of the US Dollar and the Yen versus the Brazilian Real in 3Q14 (11.3% and 2.8%, respectively), in comparison to the appreciation recorded in 3Q13 (0.7% and 1.6%, respectively); and

•         Other financial expenses increased R$ 21.0 million, largely due to the higher provisions for legal expenses in 3Q14, in the amount of R$ 8.9 million, and the greater recognition of interest arising from the entry into operation of two sewage treatment plants financed through leases, in the amount of R$ 7.7 million.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form – 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Comments on the Company’s Performance

7.1.2. Financial revenues

Financial revenues increased R$ 21.3 million or 35.7%, due to financial investments indexed to CDI, held in the period, as a result of the increase in the Interbank Deposit Certificate (CDI) in 3Q14 (10.8%), versus 3Q13 (8.7%).

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	3Q14	3Q13	Chg.	%
Monetary variation on loans and financing	(10.2)	(0.3)	(9.9)	3,300.0
Exchange rate variation on loans and financing	(312.9)	(86.7)	(226.2)	260.9
Other monetary variations	(6.8)	(3.4)	(3.4)	100.0
Monetary/exchange rate variation on liabilities	(329.9)	(90.4)	(239.5)	264.9
Monetary/exchange rate variation on assets	28.8	15.5	13.3	85.8
Monetary/exchange rate variation, net	(301.1)	(74.9)	(226.2)	302.0

7.2.1. Monetary/exchange rate variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 3Q14 was R$ 239.5 million, higher than in 3Q13, especially due to the exchange rate variation on loans and financing, that increased R$ 226.2 million, due to the higher appreciation of the US Dollar and the Yen versus the Brazilian Real in 3Q14 (11.3% and 2.8%, respectively), in comparison to the appreciation recorded in 3Q13 (0.7% and 1.6%, respectively).

7.2.2. Monetary/Exchange rate variation on assets

R$ 13.3 million increase, mainly due to the monetary updates on escrow deposits during 3Q14.

8. Income tax and social contribution

Income tax and social contribution expenses decreased by R$ 186.7 million, due to the drop in taxable income in the period.

9. Indicators

9.1. Operating

Non-revenue water loss (IPF) and micro-measured water loss (IPM) continue to decline, reaching 22.9% and 30.5%, respectively, for the quarter. This decline was expected by the Company, due to the investments that have been made under the Corporate Program for Reduction of Water Loss, and it is also the result of nighttime pressure control measures along the network, which are necessary due to the water shortage situation.

With respect to the volume produced, there has been a marked decrease of 8.9% for the quarter and 4.1% for the year, resulting from the Water Consumption Reduction Incentive Program, which covers the entire Metropolitan Region of São Paulo.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form – 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Comments on the Company’s Performance

Operating indicators *	3Q14	3Q13%
Water connections (1)	8,156	7,833	4.1
Sewage connections (1)	6,607	6,278	5.2
Population directly served - water (2)	25.2	24.5	2.9
Population directly served - sewage (2)	22.2	21.3	4.2
Number of employees	14,766	15,097	(2.2)
Water volume produced in the quarter(3)	692	760	(8.9)
Water volume produced in the first 9-months(3)	2,180	2,274	(4.1)
IPF - Non-revenue water loss (%)	22.9	25.0	(8.4)
IPM - Micro-measured water loss (%)	30.5	31.5	(3.2)

(1)        Total connections, active and inactive, in thousand units at the end of the period

(2)        In million inhabitants, at the end of the period. Not including wholesale

(3)        In millions of cubic meters

(*)        Unaudited

9.2. Financial

Economic Indexes * (quarter end)	3Q14	3Q13
Amplified Consumer Price Index (IPCA) - %	0.57	0.35
Referential Rate (TR) - %	0.0873	0.0079
Interbank Deposit Certificate (CDI) - %	10.81	8.71
US DOLAR (R$)	2.4510	2.2300
YEN (R$)	0.02235	0.02268

                (*)     Unaudited

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Comments on the Company’s Performance

10. Loans and financing

								R$ million
INSTITUTION	2014	2015	2016	2017	2018	2019	2020 and onwards	Total
Local market
Caixa Econômica Federal	18.1	66.4	66.7	70.0	73.9	77.1	694.6	1,066.8
Debentures	6.0	631.3	273.4	792.4	481.9	554.9	607.4	3,347.3
Debentures BNDES	19.7	37.8	37.8	37.8	37.8	37.8	34.9	243.6
Debentures FI FGTS	11.4	45.4	45.4	45.4	45.4	45.4	249.3	487.7
BNDES	12.4	52.2	63.4	66.7	66.7	66.7	284.3	612.4
Commercial Leasing	4.0	16.6	17.1	18.2	17.8	20.0	365.7	459.4
Others	0.2	0.6	0.7	0.7	0.5	-	-	2.7
Interest and charges	63.2	61.5	-	-	-	-	-	124.7
Local market total	135.0	911.8	504.5	1,031.2	724.0	801.9	2,236.2	6,344.6
International market
BID	34.2	93.5	93.5	127.1	65.5	65.6	789.2	1,268.6
BIRD	-	-	-	-	-	3.7	108.3	112.0
Eurobonds	-	-	342.9	-	-	-	852.7	1,195.6
JICA	-	48.9	48.9	49.4	49.9	61.0	696.4	954.5
BID 1983AB	-	58.7	58.7	58.7	58.4	43.3	98.2	376.0
Interest and charges	36.3	4.5	-	-	-	-		40.8
International market total	70.5	205.6	544.0	235.2	173.8	173.6	2,544.8	3,947.5
Total	205.5	1,117.4	1,048.5	1,266.4	897.8	975.5	4,781.0	10,292.1

11. Capex

In 3Q14 the Company invested R$ 971.6 million, totaling R$ 2.3 billion invested in 2014.

.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

1              Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

On September 30, 2014, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. On September 30, 2014, the Company had 366 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Álvares Florense, Cajobi, Embaúba, Iperó and Macatuba, and the carrying amount of these municipalities' intangible assets was R$11,330 as of September 30, 2014.

As of September 30, 2014, 54 concession agreements had expired and are being negotiated. From 2014 to 2030, 38 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By September 30, 2014, 274 program and services contracts were signed (266 contracts on December 31, 2013).

As of September 30, 2014, the carrying amount of the underlying assets used in the 54 concessions of the municipalities under negotiation totaled R$6,069,934, accounting for 23.99% of total, and the related gross revenue for the nine-month period then ended totaled R$1,419,475 on September 30, 2014, accounting for 16.05% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 50.00% of the gross revenues on September 30, 2014 (51.56% on September 30, 2013) and 42.39% of intangible assets (42.46% on December 31, 2013).

On June 23, 2010, the State of São Paulo, the municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of September 30, 2014, the carrying amount of the municipality of Santos’ intangible assets was R$204,823 (R$340,530 on December 31, 2013) and gross revenue in the nine-month period ended September 30, 2014 was R$170,712 (R$182,983 on September 30, 2013).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002. In 2007, SABESP adhered to the Corporate Sustainability Index, or ISE of BM&FBovespa, which reflects the high level of commitment with sustainable development and social practices.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Water shortage – SABESP’s operations have been influenced by record heat seen in the metropolitan region of São Paulo and the lowest rainfall and inflow never seen in 84 years at the reservoirs composing the Cantareira System, which are in level below that one seen in the historical series, and these reservoirs when water shortage began were liable for the direct supply of approximately 8.8 million people. In order to deal with this situation and maintain the non-stop supply Sabesp is:

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Notes to the Interim Financial Information

•         Taking water from the Cantareira System’s technical reserve, which is the water availability below the capture by gravity;

•         Adopting economic incentives to stimulate households of the Greater São Paulo to reduce water consumption;

•         Transposing water between reservoirs to currently supply approximately 2.5 million consumers located in regions historically served by the Cantareira System;

•         Intensifying the advertising campaigns towards the rational use of water;

•         Investing in operational measures to reduce losses, expand sectorization and control pressure at night in the network;

•         Anticipating investments to expand water safety.

It is worth mentioning that the water reservation capacity relies on several factors, such as levels of rain, temperature and atmospheric humidity, as well as the type and humidity of soil in water sources regions.

See other disclosures about this matter in the Note 23 – operating revenue and Note 29 – events after the reporting period.

The interim financial information was approved by the Board of Directors on November 13, 2014.

2             Basis of preparation and presentation of the interim financial information

Presentation of the quarterly financial information

The quarterly financial information as of September 30, 2014 was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this Interim Financial Information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for the nine-month period ended September 30, 2014, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the financial statements as of December 31, 2013, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee- CPC.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

2.1  Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended September 30, 2014 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2013. These policies are disclosed in Note 3 to the Annual Financial Statements.

3             Financial Risk Management

3.1  Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)  Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with Brazilian Real currency fluctuations against the US dollar and yen. SABESP’s foreign currency-denominated liabilities mainly include US dollar and yen-denominated loans.

In case of Brazilian real depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

SABESP’s specific foreign currency risks are related to exposures caused by its current and non-current debts denominated in foreign currency.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$3,965,481 on September 30, 2014 (R$3,715,645 in December 2013). Below, the Company’s exposure to foreign exchange risk:

	September 30,2014		December 31, 2013
	Foreign currency	R$	Foreign currency	R$

Loans and financing– US$	1,210,992	2,968,141	1,181,256	2,767,210
Loans and financing – Yen	42,798,185	956,539	41,504,249	926,790
Interest and charges from loans and financing – US$		38,436		14,512
Interest and charges from loans and financing– Yen		2,365		7,133
Total exposure		3,965,481		3,715,645
Financing cost		(17,989)		(17,092)
Total loans in foreign currency		3,947,492		3,698,553

As of September 30, 2014, if the Brazilian real had depreciated or appreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes on the nine-month period ended September 30, 2014 would have been R$396,548 (R$371,564 in December 2013), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on September 30, 2014 (Liabilities) in US$	1,210,992	1,210,992	1,210,992

US$ rate on September 30, 2014	2.4510	2.4510	2.4510
Exchange rate estimated according to the scenario	2.4500	3.0625	3.6750
Difference between the rates	0.0010	(0.6115)	(1.2240)

Effect on net financial result in R$- (loss)	1,211	(740,522)	(1,482,254)

Net currency exposure on September 30, 2014 (Liabilities) in Yen	42,798,185	42,798,185	42,798,185

Yen rate on September 30, 2014	0.022350	0.022350	0.022350
Exchange rate estimated according to the scenario	0.023461	0.029327	0.035192
Difference between the rates	(0.001111)	(0.006977)	(0.012842)

Effect on net financial result in R$- (loss)	(47,549)	(298,603)	(549,614)

Total effect on net financial result in R$- (loss)	(46,338)	(1,039,125)	(2,031,868)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(*) The probable scenario in foreign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after September 30, 2014, according to BM&FBovespa.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing subject to variable interest rate:

	September 30,2014	December 31, 2013

TR(i)	1,557,979	1,646,546
CDI(ii)	1,712,010	1,212,010
TJLP(iii)	1,017,881	990,273
IPCA(iv)	1,481,779	1,413,629
LIBOR(v)	1,750,128	1,599,815
Interest and charges	132,067	120,839
Total	7,651,844	6,983,112

(i) TR – Interest Benchmark Rate

(ii) CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting the Company's indebtedness.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

On September 30, 2014, if interest rates on loans and financing denominated in Brazilian reais had been 100 basis points higher or lower with all other variables held constant, the effects on profit for the nine-month period ended September 30, 2014, before taxes would have been R$76,518 (R$69,831 in December 2013) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

(b)         Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash, accounts receivable from related parties and indemnities. Credit risk exposure is mitigated by sales to a dispersed customer base.

The maximum exposures to credit risk at the reporting date are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties in the balance sheet date, as per Notes 5, 6, 7 and 8.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment may can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Moody's, Fitch and S&P), according to internal policy of market risk management:

	September 30, 2014	December 31, 2013
Cash at bank and short-term bank deposits
AAA(bra)	1,858,452	1,781,327
Other (*)	1,238	674
	1,859,690	1,782,001

(*)This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	brAAA
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(c)         Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its Capex and operating expenses needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below analyzes the financial assets and liabilities of the Company, into relevant maturities, including the installment of principal and interest to be paid according to the agreement.

	October to December 2014	2015	2016	2017	2018	2019 onwards	Total
As of September 30, 2014

Liabilities
Loans and financing	258,933	1,648,317	1,574,334	1,711,613	1,276,094	7,612,242	14,081,533
Accounts payable to suppliers and contractors	314,280	-	-	-	-	-	314,280
Services payable	327,774	-	-	-	-	-	327,774
Public-private partnership (PPP)	10,902	43,607	43,607	43,607	282,673	4,930,579	5,354,975
Program contract commitments	76,144	129,878	3,225	884	784	16,953	227,868

	2014	2015	2016	2017	2018	2019 onwards	Total
As of December 31, 2013

Liabilities
Loans and financing	1,186,907	1,545,451	1,458,618	1,125,401	1,186,483	6,860,587	13,363,447
Accounts payable to suppliers and contractors	275,051	-	-	-	-	-	275,051
Services payable	323,208	-	-	-	-	-	323,208
Public-private partnership (PPP)	43,607	43,607	43,607	43,607	282,673	4,930,579	5,387,680
Program contract commitments	85,277	77,772	3,452	1,110	1,010	22,251	190,872

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan agreements including cross default clauses, i.e., the early maturity of any Company’s debt will imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)         Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

September 30, 2014
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II (25%)	Scenario III (50%)

Assets
CDI	1,779,122	11.4100%(*)	8.5575%	5.7050%
Financial income		202,998	152,248	101,499

Liabilities
CDI	1,712,010	11.4100%(*)	8.5575%	5.7050%
Interest to be incurred		(195,340)	(146,505)	(97,670)

CDI net exposure		7,658	5,743	3,829

Liabilities
TR	1,557,979	0.0124%(*)	0.0155%	0.0186%
Expenses to be incurred		(193)	(241)	(290)

IPCA	1,481,779	6.3000%(*)	7.8750%	9.4500%
Expenses to be incurred		(93,352)	(116,690)	(140,028)

TJLP	1,017,881	5.0000%(*)	6.2500%	7.5000%
Interest to be incurred		(50,894)	(63,618)	(76,341)

LIBOR	1,750,128	(0.3508)%(**)	(0.4384)%	(0.5261)%
Interest to be incurred		(6,139)	(7,673)	(9,208)

Total net expenses to be incurred		(142,920)	(182,479)	(222,038)

(*) Source: Focus Report – BACEN, September 30, 2014
(**) Source: Bloomberg

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Notes to the Interim Financial Information

(i)    Refers to the scenario of interest to be incurred for the 12 months as of September 30, 2014 or until the maturity of the agreements, whichever is shorter.

3.2 Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

	September 30, 2014	December 31, 2013

Total loans and financing	10,292,073	9,450,074
Less: cash and cash equivalents	(1,859,690)	(1,782,001)

Net debt	8,432,383	7,668,073
Total equity	13,759,448	12,930,801

Total capital	22,191,831	20,598,874

Leverage ratio	38%	37%

On September 30, 2014, the leverage ratio increased to 38% from the 37% as of December 31, 2013, due to increase in loans and financing, deriving from the 19th issue of debentures and the exchange rate effect (higher quote of the US dollar and Yen).

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Notes to the Interim Financial Information

3.3 Fair value estimates

It is assumed that balances from trade accounts receivable (current) and accounts payable to suppliers by carrying amount approximate their fair values, considering the short maturity. Long-term trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

3.4 Financial Instruments

On September 30, 2014 and December 31, 2013, the Company did not have financial assets classified into the fair value categories through profit or loss, held to maturity and available for sale. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, trade accounts receivable, balances with related parties, other accounts receivable, balances receivable from the Water National Agency – ANA, contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	September 30, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,859,690	1,859,690	1,782,001	1,782,001
Restricted cash	20,580	20,580	10,333	10,333
Trade accounts receivable	1,337,284	1,337,284	1,515,565	1,515,565
Accounts receivable from related parties	223,577	223,577	265,312	265,312
Water National Agency – ANA	119,576	119,576	107,003	107,003
Other accounts receivable	174,039	174,039	155,991	155,991

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Notes to the Interim Financial Information

Financial liabilities

	September 30, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	10,292,073	10,205,595	9,450,074	9,439,094
Accounts payable to suppliers and contractors	314,280	314,280	275,051	275,051
Services payable	327,774	327,774	323,208	323,208
Program contract commitments	211,838	211,838	166,038	166,038
Public-private partnership - PPP	378,655	378,655	342,508	342,508

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)       Agreements with CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&FBovespa.

(ii)     Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)     BNDES financing are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.

These financing have specific characteristics and the conditions defined in the financing agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES financing, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)     Agreements with IDB and IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of September 30, 2014.

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of September 30, 2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(vii) Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate. Thus, the Company discloses as market capitalization, the amount recorded on September 30, 2014.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

4             Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

There were no changes in relation to what was presented in the Annual Financial Statements as of December 31, 2013, as per Note 5.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

5             Cash and Cash Equivalents

	September 30, 2014	December 31, 2013

Cash and banks	80,568	189,836
Cash equivalents	1,779,122	1,592,165
	1,859,690	1,782,001

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.74% of CDI in September 2014 (100.00% in December 2013).

6             Restricted cash

On September 30,2014, the Company’s restricted cash, under current assets, totaled R$20,580, mainly referring to the agreement with the local government of the city of São Paulo, in which the Company transfers 7.5% of the Municipal revenue to the Municipal Fund (December 2013 – R$10,333).

7             Trade Accounts Receivable

(a)         Equity balances

	September 30, 2014	December 31, 2013
Private sector:
General and special customers (i) (ii)	855,345	1,008,335
Agreements (iii)	295,705	287,662

	1,151,050	1,295,997
Government entities:
Municipal	526,934	511,967
Federal	3,980	4,292
Agreements (iii)	187,275	167,642

	718,189	683,901
Wholesale customers – Municipal governments: (iv)
Guarulhos	741,428	661,908
Mauá	368,289	327,451
Mogi das Cruzes	2,329	15,430
Santo André	773,359	700,550
São Caetano do Sul	2,044	2,114
Diadema (*)	224,433	210,406

Total wholesale customers – Municipal governments	2,111,882	1,917,859

Unbilled supply	400,290	474,492

Subtotal	4,381,411	4,372,249
Allowance for doubtful accounts	(3,044,127)	(2,856,684)

Total	1,337,284	1,515,565

Current	1,158,920	1,120,053
Noncurrent	178,364	395,512

	1,337,284	1,515,565

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(*) On March 18, 2014, the State of São Paulo, the municipality of Diadema and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Diadema. Through this contract, the State of São Paulo and the municipality of Diadema have ensured to SABESP (or subsidiary) exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed in lawsuits filed by SABESP against the municipality of Diadema and Saned – a municipal company. Through these settlements, SABESP, the municipality of Diadema and Saned agree to suspend the execution of suits to collect receivables related to water supply at wholesale and collection of indemnity debt. The debts will progressively decrease throughout a 30-year period, under the condition that there is a full compliance with the agreements and provision of services contract.

This balance is fully accrued as losses.

From January to September 2014, there were no relevant changes in relation to the operations presented in the financial statements as of December 31, 2013.

(i)     General customers - residential and small and mid-sized companies

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful account and are classified in noncurrent assets.

	Nine-month period ended September 30, 2014	Year ended December 31, 2013
Balance at the beginning of the period	1,917,859	1,677,727
Services provided	291,918	424,018
Receipts – services in current year	(38,819)	(160,944)
Receipts – services in previous years	(59,076)	(22,942)

Balance at the end of the period	2,111,882	1,917,859

(b)         The aging of trade accounts receivable is as follows:

	September 30, 2014	December 31, 2013
Current	1,042,348	1,243,156
Past-due:
Up to 30 days	168,883	191,668
From 31 to 60 days	89,932	105,542
From 61 to 90 days	62,241	60,868
From 91 to 120 days	55,500	51,932
From 121 to 180 days	115,016	90,498
From 181 to 360 days	182,072	149,242
Over 360 days	2,665,419	2,479,343

Total past-due	3,339,063	3,129,093

Total	4,381,411	4,372,249

The increase in the balance overdue is mainly due to accounts receivable at wholesale where municipalities served are challenging in court the tariffs charged by SABESP. These amounts are covered by the allowance for doubtful accounts.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(c)         Allowance for doubtful accounts

	September 30, 2014	September 30, 2013
Balance at the beginning of the period	2,856,684	2,723,408
Private sector/government entities	53,004	69,335
Recoveries	(111,011)	(34,322)
Wholesale customers	245,450	161,230

Additions for the period	187,443	196,243

Balance at the end of the period	3,044,127	2,919,651

Reconciliation of provision for losses of income	July to September 2014	January to September 2014	July to September 2013	January to September 2013
Losses (write-off)	22,521	42,604	13,472	45,478
Provision for state entities (related parties)	-	795	2,474	3,433
Provision for private sector/government entities	18,075	53,004	23,442	69,335
Provision for wholesale supply	26,700	69,296	-	-
Recoveries	(88,936)	(111,011)	(11,703)	(34,322)

Balance	(21,640)	54,688	27,685	83,924

The Company does not have customers representing 10% or more of its revenues.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

8             Related Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	September 30, 2014	December 31, 2013
Accounts receivable
Current:
Water and sewage services	106,666	110,615
Allowance for losses	(47,469)	(46,674)
Reimbursement for pension benefits paid -
GESP Agreement	39,201	39,201
Reimbursement for pension benefits paid -
Monthly flow	7,018	9,399
“Se Liga na Rede” (Connect to the Network Program)	17,068	22,314

Total current	122,484	134,855

Noncurrent:
Reimbursement for pension benefits paid -
GESP Agreement	101,093	130,457

Total noncurrent	101,093	130,457

Total receivables from shareholder	223,577	265,312

Assets:
Water and sewage services	59,197	63,941
Reimbursement of additional retirement and pension benefits	147,312	179,057
“Se Liga na Rede” (Connect to the Network Program) (l)	17,068	22,314

Total	223,577	265,312

Liabilities:
Interest on shareholders’ equity payable to related parties	-	229,605

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

	July to September 2014	January to September 2014	July to September 2013	January to September 2013
Revenue from water and sewage services
Water supply	51,754	168,455	59,811	177,568
Sewage services	46,210	149,479	52,173	155,444
Payments received from related parties	(101,132)	(323,312)	(106,987)	(321,823)

Receipt of GESP reimbursement referring to Law 4819/58	(29,694)	(89,031)	(26,908)	(81,263)

In the period between January and September 2014, there were no relevant changes in relation to the operations presented in the financial statements as of December 31, 2013. See further details and explanations about the nature of related party transactions in Note 9 to the Financial Statements as of December 31, 2013.

(b)         Contingent assets - GESP (not recorded)

On September 30, 2014 and December 31, 2013, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	September 30, 2014	December 31, 2013
Controversial amounts receivable	762,104	716,196
Undisputed amount referring to the transfer to SABESP of reservoirs at Alto Tietê system (original value)	696,283	696,283
Total	1,458,387	1,412,479

During the period from January to September 30, 2014, there were neither relevant changes in the negotiations nor in the progress of legal proceedings. See further details and explanations about the nature of these contingent assets in Note 9 (vii) to the Financial Statements as of December 31, 2013.

(c)         Use of reservoirs - EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

Several lawsuits were filed by EMAE, among them a lawsuit to create an arbitration clause related to the Guarapiranga reservoir, a proceeding which had already started and another one, equally pleading for financial compensation due to SABESP’s water collect from Billings reservoir for public supply, these two lawsuits alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

On April 10, 2014, we issued a Notice to the Market including the information we have been discussing with EMAE about any future agreement. However, no adjustment was confirmed up to date and no agreement was executed by either party up to date.

(d)         Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e)         Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(f)          Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From July to September 2014 and in 2013, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,321 and R$3,254, respectively, and from January to September 2014 and 2013, R$7,387 and R$9,722 were paid, respectively.

From July to September 2014 and in 2013, expenses related to personnel assigned by other entities to SABESP totaled R$87 and R$79, respectively, and from January to September 2014 and 2013, expenses totaled R$296 and R$611, respectively.

(g)         Services obtained from state government entities

As of September 30, 2014 and December 31, 2013, SABESP had an outstanding amounts payable of R$1,477 and R$1,791, respectively, for services rendered by São Paulo State Government entities.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(h)         Non-operating assets

As of September 30, 2014 and December 31, 2013, the Company had an amount of R$969 related to a free land lent to DAEE (Water and Electricity Department).

(i)          SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of September 30, 2014 amounted to R$578,633 (R$546,748 in December 2013), according to Note 18 (b).

(j)          Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors and Officers amounted to R$837 and R$844 for the third quarter of 2014 and 2013, respectively. From January to September 2014 and 2013, R$2,456 and R$2,468 were accrued, respectively and they refer to short-term benefits. An additional amount of R$120, related to the Officers’ bonus program, was recorded from July to September 2014 (R$140 – July to September 2013). From January to September 2014 and 2013, R$373 and R$426 were accrued, respectively.

(k)         Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with cast vote and power of veto in some issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A., Aquapolo Ambiental S.A. and Attend Ambiental S.A. to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

The agreements executed with SPEs Águas de Andradina S.A. and Águas de Castilho S.A., were settled in 3Q14. The other agreements executed with Aquapolo Ambiental S.A., on March 30, 2012 and Attend Ambiental S.A. on May 9, 2014, remain with the same characteristics, as follows:

SPE	Credit limit	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental S.A.	5,400	5,400	279	5,679	SELIC + 3.5 % p.a.	(*)
Aquapolo Ambiental S.A.	5,629	5,629	2,243	7,872	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental S.A.	19,000	19,000	6,303	25,303	CDI + 1.2% p.a.	4/30/2015
Total	30,029	30,029	8,825	38,854

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(*) The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. Credit facility will be available to the borrower up to December 31, 2014.

The amount disbursed is recognized in Assets under “Other Receivables” and amounts to R$24,400 for principal and R$6,582 for interest recognized in Current Assets and R$5,629 for principal and R$2,243 for interest in Noncurrent Assets. As of September 30, 2014, the balance of principal and interest rates of these agreements is R$38,854 (R$32,058 as of December/2013). In the period between January and September 2014, financial income recognized was R$3,711 (R$2,435 from January to September 2013).

(l)           Se Liga na Rede (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. On September 30, 2014, the year-to-date program total amount was R$61,596, R$17,068 recorded in balances receivable from related parties, the amount of R$23,161 recorded in the group of intangible assets and R$21,367 reimbursed by GESP.

9             Water National Agency - ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

On September 30, 2014, the balances of assets and liabilities were R$119,576 (December 2013 – R$107,003), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

10           Investments

The Company holds interest valued by the equity accounting in the following investees: Sesamm – Serviços de Saneamento de Mogi Mirim S.A., Águas de Andradina S.A., Águas de Castilho S.A., Saneaqua Mairinque S.A., Aquapolo Ambiental S.A. and Attend Ambiental S.A..

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control(joint venture – CPC 19(R2)).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

See information about these companies’ activities in Note 11 to the Financial Statements as of December 31, 2013. In the quarter ended September 30, 2014, there were no relevant changes in the operations of these investees.

See below a summary of financial information of these investees:

Company	Investments		Equity in the earnings of subsidiaries		Interest percentage		Equity		Profit or loss for the period
	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	September 30, 2013

Sesamm	9,188	8,239	949	788	36%	36%	25,522	22,884	2,638	2,189
Águas de Andradina	1,091	1,087	4	174	30%	30%	3,635	3,622	13	581
Águas de Castilho	751	619	132	171	30%	30%	2,504	2,064	440	569
Saneaqua Mairinque	889	931	(42)	(51)	30%	30%	2,963	3,102	(139)	(171)
Attend Ambiental	1,472	2,707	(1,235)	(1,140)	45%	45%	3,271	6,016	(2,745)	(2,533)
Aquapolo Ambiental	8,212	9,506	(1,294)	1,534	49%	49%	16,760	19,400	(2,640)	3,131
Total	21,603	23,089	(1,486)	1,476			54,655	57,088	(2,433)	3,766
Other investments	595	571
Overall total	22,198	23,660

11            Investment properties

On September 30, 2014, the balances of “Investment properties” are R$54,039 (December/2013 – R$54,039). On September 30, 2014 and December 31, 2013, the market value of these properties is approximately R$327,000 and R$296,000.

12           Intangible Assets

(a)         Equity balances

	September 30, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible right arising from:
Agreements – equity value	8,718,463	(1,573,467)	7,144,996	8,578,886	(1,499,096)	7,079,790
Concession agreements – economic value	1,640,357	(381,915)	1,258,442	1,529,096	(342,950)	1,186,146
Program contracts	7,121,680	(1,912,127)	5,209,553	6,473,507	(1,804,940)	4,668,567
Program contracts– commitments	808,662	(99,017)	709,645	693,029	(79,709)	613,320
Services contracts– São Paulo	12,528,149	(1,802,859)	10,725,290	11,555,381	(1,430,778)	10,124,603
Software licenses	309,219	(54,990)	254,229	209,156	(35,351)	173,805
Total	31,126,530	(5,824,375)	25,302,155	29,039,055	(5,192,824)	23,846,231

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(b)         Changes

	December 31, 2013	Additions	Agreement renewal	Provision for write-off	Transfer to property and equipment	Write-offs and disposals	Amortization	September 30, 2014
Intangible assets arising from:
Agreements – equity value	7,079,790	459,716	(165,093)	(26,449)	(33,981)	(3,343)	(165,644)	7,144,996
Concession agreements – economic value	1,186,146	111,502	-	(49)	(71)	(54)	(39,032)	1,258,442
Program contracts	4,668,567	652,146	165,093	(3,731)	(123,621)	(5,711)	(143,190)	5,209,553
Program contracts – commitments	613,320	115,633	-	-	-	-	(19,308)	709,645
Services contracts – São Paulo	10,124,603	828,960	-	(17,895)	112,336	(19,491)	(303,223)	10,725,290
Software licenses	173,805	115,907	-	-	-	-	(35,483)	254,229
Total	23,846,231	2,283,864	-	(48,124)	(45,337)	(28,599)	(705,880)	25,302,155

In the first half of 2014, the Company formalized program contracts with the municipalities of Itapevi, Jaborandi, Lucélia, Parapuã, Piedade, Rosana and Registro, and signed a program contract with the municipality of Diadema, all of them for a 30-year term. No formalization took place in the third quarter of 2014.

(c)         Construction services

	From July to September 2014			From January to September 2014
	Water supply	Sewage services	Total	Water supply	Sewage services	Total
Construction revenue	374,240	425,491	799,731	873,204	1,136,503	2,009,707
Construction costs incurred	366,217	416,026	782,243	855,403	1,111,529	1,966,932
Margin	8,023	9,465	17,488	17,801	24,974	42,775

	From July to September 2013			From January to September 2013
	Water supply	Sewage services	Total	Water supply	Sewage services	Total
Construction revenue	220,923	330,439	551,362	713,513	990,301	1,703,814
Construction costs incurred	216,319	323,134	539,453	696,315	972,329	1,668,644
Margin	4,604	7,305	11,909	17,198	17,972	35,170

(d)         General information

During the period ended September 30, 2014 there were no relevant changes in the criteria to account for intangible assets and types of contracts. See further information in Note 13 (d) to the Financial Statements as of December 31, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$130,049 and R$77,360 on September 30, 2014 and December 31, 2013, respectively) and noncurrent liabilities (in the amount of R$81,789 and R$88,678 on September 30, 2014 and December 31, 2013, respectively.

(e)         Capitalization of interest and other financial charges

From January to September 2014, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets totaling R$176,724 with an average rate of 4.97% (R$163,975 from January to September 2013, with an average rate of 4.36%), during the period in which assets were recorded as works in progress.

(f)          Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. On September 30, 2014 and 2013 the margin was 2.3%.

 (g)        Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. From July to September 2014, the total amount related to expropriations was R$2,685 and for the period from January to September 2014 was R$10,211 (July to September 2013 – R$22,630 and January to September 2013 – R$43,401).

(h)         Public-Private-Partnership (PPP)

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

As of September 30, 2014 and December 31, 2013, the amounts recognized as intangible asset related to PPP were R$407,240 and R$415,619, respectively.

In relation to the obligations assumed by the Company on September 30, 2014 and December 31, 2013, the balances in current liabilities were R$21,461 and R$20,241 and under noncurrent liabilities were R$313,735 and R$322,267, respectively.

São Lourenço Production System

SABESP and the special purpose entity Sistema Produtor São Lourenço S/A, formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed in August 2013, the public-private partnership agreements of the São Lourenço Production System.

The 25-year services agreement, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, works and maintenance of the São Lourenço Production System, has an estimated amount of R$6.0 billion, which started on April 10, 2014.

On September 30, 2014, the carrying amount recorded in the Company’s intangible assets related to this PPP was R$44,459, and the liability assumed totaling R$43,459 was recorded under non-current liabilities.

 (i)         Works in progress

The amount of R$6,194 million is recorded as intangible assets from works in progress on September 30, 2014 (R$6,498 million in December 2013), and most of works are located in the following municipalities:

	R$ million
	September 30, 2014	December 31, 2013
São Paulo	3,254	3,201
Praia Grande	228	294
Itanhaém	255	215
São José dos Campos	225	187
Guarujá	191	196
Campos de Jordão	165	159
Other	1,876	2,246

Total	6,194	6,498

(j)          Amortization of intangible assets

The amortization average rate totaled 3.9% on September 30, 2014 and 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

(k) Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system). Administrative/financial module is expected to have its go live for the first half of 2015 and the commercial module for the first half of 2016.

13           Property, Plant and Equipment

(a)         Equity balances

	September 30, 2014			December 31, 2013
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	100,533	-	100,533	88,332	-	88,332
Buildings	82,584	(31,399)	51,185	54,187	(30,233)	23,954
Equipment	289,459	(146,869)	142,590	202,498	(130,665)	71,833
Transportation equipment	14,251	(6,398)	7,853	13,856	(5,961)	7,895
Furniture, fixtures and equipment	16,342	(9,239)	7,103	17,060	(10,239)	6,821
Other	689	(548)	141	1,201	(540)	661
	503,858	(194,453)	309,405	377,134	(177,638)	199,496

(b)         Changes

	December 31, 2013	Additions	Transfer of intangible assets	Write-offs and disposals	Depreciation	September 30, 2014
Land	88,332	-	12,201	-	-	100,533
Buildings	23,954	36,756	(8,561)	-	(964)	51,185
Equipment	71,833	45,468	43,317	(248)	(17,780)	142,590
Transportation equipment	7,895	1,481	(707)	-	(816)	7,853
Furniture, fixtures and equipment	6,821	952	(29)	(37)	(604)	7,103
Other	661	374	(884)	(3)	(7)	141
	199,496	85,031	45,337	(288)	(20,171)	309,405

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.5% and 10.9%, on September 30, 2014 and 2013, respectively.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

14           Loans and Financing

Loans and financing outstanding balance	September 30, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC CURRENCY
Banco do Brasil	-	-	-	100,497	-	100,497
10th issuance debentures	37,800	205,911	243,711	37,171	220,109	257,280
12th issuance debentures	45,450	442,558	488,008	22,727	476,702	499,429
14th issuance debentures	36,828	243,743	280,571	20,079	269,862	289,941
15th issuance debentures	94,819	752,141	846,960	-	820,887	820,887
16th issuance debentures	-	499,570	499,570	-	499,434	499,434
17th issuance debentures	-	1,057,237	1,057,237	-	1,027,925	1,027,925
18th issuance debentures	-	164,898	164,898	-	160,859	160,859
19th issuance debentures	-	497,710	497,710	-	-	-
Brazilian Federal Savings Bank	68,216	998,550	1,066,766	83,267	959,853	1,043,120
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	69,314	85,623	16,309	81,546	97,855
Brazilian Development Bank - BNDES PAC	10,634	82,225	92,859	9,370	79,644	89,014
Brazilian Development Bank - BNDES PAC II 9751	3,887	36,374	40,261	2,308	29,192	31,500
Brazilian Development Bank - BNDES PAC II 9752	1,150	26,450	27,600	-	20,400	20,400
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	192,365	211,595	19,230	196,821	216,051
Brazilian Development Bank - BNDES TIETE III	-	154,416	154,416	-	98,404	98,404
Leasing	8,816	450,631	459,447	-	382,492	382,492
Others	648	2,029	2,677	498	2,431	2,929
Interest and charges	124,672	-	124,672	113,504	-	113,504
TOTAL IN DOMESTIC CURRENCY	468,459	5,876,122	6,344,581	424,960	5,326,561	5,751,521

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

Loans and financing outstanding balance	September 30, 2014			December 31, 2013
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
FOREIGN CURRENCY
Inter-American Development Bank - IDB 713 - US$87,842 thousand ( US$100,391 thousand in December 2013)	61,514	153,786	215,300	58,794	176,382	235,176
Inter-American Development Bank - IDB 896 - US$6,945 thousand (US$8,333 thousand in December 2013)	6,809	10,213	17,022	6,507	13,014	19,521
Inter-American Development Bank - IDB 1212 - US$113,059thousand (US$123,337 thousand in December 2013)	25,192	251,916	277,108	24,077	264,854	288,931
Inter-American Development Bank - IDB 2202 - US$313,055 thousand (US$243,687 thousand in December 2013)	-	759,184	759,184	-	564,443	564,443
International Bank for Reconstruction and Development -IBRD - US$45,860 thousand (US$37,335 thousand in December 2013)	-	112,032	112,032	-	87,077	87,077
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2013)	-	342,899	342,899	-	327,640	327,640
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2013)	-	852,717	852,717	-	813,650	813,650
JICA 15 ¥17,286,450 thousand (¥ 18,438,880 thousand in December 2013)	25,757	360,595	386,352	25,733	386,007	411,740
JICA 18 - ¥ 15,542,400 thousand (¥ 16,578,560 thousand in December 2013)	23,158	323,901	347,059	23,137	346,733	369,870
JICA 17 - ¥ 786,207 thousand (¥ 450,484 thousand in December 2013)	-	17,167	17,167	-	9,704	9,704
JICA 19 - ¥ 9,183,128 thousand (¥ 6,036,325 thousand in December 2013)	-	203,909	203,909	-	134,010	134,010
BID 1983AB - US$154,231 thousand (US$178,173 thousand in December 2013)	58,683	317,259	375,942	56,087	359,059	415,146
Interest and charges	40,801	-	40,801	21,645	-	21,645
TOTAL IN FOREIGN CURRENCY	241,914	3,705,578	3,947,492	215,980	3,482,573	3,698,553
TOTAL LOANS AND FINANCING	710,373	9,581,700	10,292,073	640,940	8,809,134	9,450,074

Quote on September 30, 2014 US$2.4510; ¥0.022350(US$2.3426; ¥0.022330 on December 31, 2013)

On September 30, 2014, the Company did not record balances of loans and financing raised in 2014 to mature within 12 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	INFLATION ADJUSTMENT
DOMESTIC CURRENCY
Banco do Brasil	SÃO PAULO STATE GOVERNMENT AND OWN FUNDS	2014	8.50%	TR
10th issuance debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12thissuance debentures	OWN FUNDS	2025	TR + 9.5%
14thissuance debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15thissuance debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16thissuance debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17 [h] issuance debentures	OWN FUNDS	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2 and 3
18th issuance debentures	OWN FUNDS	2024	TJLP + 1.92% (series 1 and 3)and 8.25% (series 2)	IPCA (series 2)
19th issuance debentures	OWN FUNDS	2017	CDI + 0.80% to 1.08%
Brazilian Federal Savings Bank	OWN FUNDS	2014/2037	6.8% (weighted)	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	OWN FUNDS	2025	1.66% + TJLP
Leasing	OWN FUNDS	2035	7.73% to 10.12%	IPC
Others	OWN FUNDS	2015/2018	TJLP + 2% (Fehidro) and 12% (Presidente Prudente)	TR

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

	GUARANTEES	MATURITY	ANNUAL INTEREST	FOREIGN EXCHANGE ADJUSTMENT
FOREIGN CURRENCY
Inter-American Development Bank - IDB 713	FEDERAL GOVERNMENT	2016	3.04%	US$
Inter-American Development Bank - IDB 896	FEDERAL GOVERNMENT	2017	3.00%	US$
Inter-American Development Bank - IDB 1212	FEDERAL GOVERNMENT	2025	2.51%	US$
Inter-American Development Bank - IDB 2202	FEDERAL GOVERNMENT	2035	1.12%	US$
International Bank for Reconstruction and Development - IBRD	FEDERAL GOVERNMENT	2034	0.43%	US$
Eurobonds	-	2016	7.50%	US$
Eurobonds	-	2020	6.25%	US$
JICA 15	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
BID 1983AB	-	2023	2.49% to 2.99%	US$

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

(i)           Payment schedule – accounting balances on September 30, 2014

	2014	2015	2016	2017	2018	2019	2020 to 2037	TOTAL
IN DOMESTIC CURRENCY
Debentures	37,115	714,467	356,648	875,617	565,080	638,116	891,622	4,078,665
Brazilian Federal Savings Bank	18,061	66,412	66,676	70,038	73,917	77,111	694,551	1,066,766
BNDES	12,424	52,229	63,440	66,662	66,662	66,663	284,274	612,354
Leasing	4,040	16,604	17,149	18,215	17,771	19,985	365,683	459,447
Other	164	598	670	717	528	-	-	2,677
Interest and other charges	63,160	61,512	-	-	-	-	-	124,672
TOTAL IN DOMESTIC CURRENCY	134,964	911,822	504,583	1,031,249	723,958	801,875	2,236,130	6,344,581
IN FOREIGN CURRENCY
IDB	34,161	93,514	93,514	127,090	65,576	65,576	789,183	1,268,614
IBRD	-	-	-	-	-	3,747	108,285	112,032
Eurobonds	-	-	342,899	-	-	-	852,717	1,195,616
JICA	-	48,915	48,915	49,390	49,865	60,959	696,443	954,487
IDB 1983AB	-	58,683	58,683	58,683	58,368	43,364	98,161	375,942
Interests and other charges	36,351	4,450	-	-	-	-	-	40,801
TOTAL IN FOREIGN CURRENCY	70,512	205,562	544,011	235,163	173,809	173,646	2,544,789	3,947,492
Overall Total	205,476	1,117,384	1,048,594	1,266,412	897,767	975,521	4,780,919	10,292,073

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

(i)                Main events in the quarter

There was no relevant event in the quarter, except for foreign exchange variation.

(ii)             Covenants

On September 30, 2014, the Company had met the requirements set forth by its loan and financing agreement.

(a)         Leasing

The Company has lease agreements signed as Financial Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2014 and 2015.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

On August 31, 2013, the operation of SES Campo Limpo Paulista and Várzea Paulista started and the corresponding amount for September 30, 2014 and December 31, 2013 is R$140,178 and R$144,384, respectively.

On March 22, 2014, ETE Campos do Jordão started operations and the corresponding amount on September 30, 2014 is R$136,466.

(b) Financing contracted and not yet used

In order to comply with its Capex plan, SABESP relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Agent	September 30, 2014
(in millions of reais (*))
Brazilian Federal Savings Bank	2,396
Japan International Cooperation Agency – JICA	667
Inter-American Development Bank – BID	703
Brazilian Development Bank – BNDES	1,993
International Bank for Reconstruction and Development - IBRD	133
Others	79
TOTAL	5,971

(*) Closing quote of 09/30/2014. (US$1.00 = R$2.4510; ¥ 1.00 = R$0.022350).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

15           Taxes Payable

(a)              Current assets

	September 30, 2014	December 31, 2013
Recoverable taxes
Income tax and social contribution	84,617	79,548
Withholding income tax (IRRF) on financial investments	8,006	2,437
Other federal taxes	1,381	4,764
Other municipal taxes	670	656
Total recoverable taxes	94,674	87,405

(b)              Current liabilities

Taxes and contributions payable	September 30, 2014	December 31, 2013
Cofins and Pasep	308	21,797
INSS (Social Security contribution)	32,076	30,822
IRRF (withholding income tax)	1,586	39,330
Other	19,474	23,433
Total	53,444	115,382

The decrease in taxes payable of current liabilities mainly derives from the payment of withholding income tax over interest on shareholders’ equity in 2013 and Cofins and Pasep recoverable relative to previous periods.

16           Deferred Taxes and Contributions

(a)              Equity balances

	September 30, 2014	December 31, 2013
Deferred income tax assets
Provisions	511,862	506,568
Pension obligations – G0 (1)	85,271	85,271
Pension obligations – G1	226,028	215,187
Donations of underlying assets on concession agreements	44,975	43,901
Allowance for loan losses	159,768	172,482
Other	115,118	87,266
Total deferred tax assets	1,143,022	1,110,675

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

	September 30, 2014	December 31, 2013
Deferred income tax liabilities
Temporary difference on concession intangible assets	(567,993)	(595,285)
Capitalization of borrowing costs	(233,846)	(200,343)
Profit on supply to governmental entities	(85,745)	(81,711)
Actuarial gain/loss – G1 Plan	(32,405)	(32,405)
Other	(101,691)	(86,901)
Total deferred tax liabilities	(1,021,680)	(996,645)

Deferred tax asset, net	121,342	114,030

(1)    Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

(b)         Changes

	December 31, 2013	Net Change in Profit or Loss	September 30, 2014
Deferred income tax assets
Provisions	506,568	5,294	511,862
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	215,187	10,841	226,028
Donations of underlying assets on concession agreements	43,901	1,074	44,975
Credit losses	172,482	(12,714)	159,768
Other	87,266	27,852	115,118
Total	1,110,675	32,347	1,143,022
Deferred income tax liabilities
Temporary difference on concession intangible assets	(595,285)	27,292	(567,993)
Capitalization of borrowing costs	(200,343)	(33,503)	(233,846)
Profit on supply to governmental entities	(81,711)	(4,034)	(85,745)
Actuarial gain/loss –G1	(32,405)	-	(32,405)
Other	(86,901)	(14,790)	(101,691)
Total	(996,645)	(25,035)	(1,021,680)

Deferred tax asset, net	114,030	7,312	121,342

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR - Quarterly Information Form– 09/30/2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Notes to the Interim Financial Information

	December 31, 2012	Net Change in Profit or Loss	September 30, 2013
Deferred tax assets
Provisions	512,107	(11,590)	500,517
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	193,125	17,267	210,392
Actuarial gains(losses)– G1	9,405	-	9,405
Donations of underlying assets on concession agreements	41,312	2,572	43,884
Credit losses	162,670	7,681	170,351
Other	97,425	(10,602)	86,823
Total	1,101,315	5,328	1,106,643
Deferred tax liabilities
Temporary difference on intangible asset concession	(650,093)	43,338	(606,755)
Capitalization of borrowing costs	(158,298)	(36,097)	(194,395)
Profit on supply to governmental entities	(77,827)	(3,843)	(81,670)
Other	(69,795)	(12,403)	(82,198)
Total	(956,013)	(9,005)	(965,018)

Deferred tax assets, net	145,302	(3,677)	141,625

(c) Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	July to September 2014	January to September 2014	July to September 2013	January to September 2013
Profit before income taxes	155,207	1,317,996	725,347	1,996,706
Statutory rate	34%	34%	34%	34%

Estimated expenses at statutory rate	(52,770)	(448,119)	(246,618)	(678,880)
Tax benefit from interest on shareholders’ equity	-	27,411	-	27,268
Permanent differences
Provision - Law 4,819/58 (i)	(11,963)	(37,723)	(8,899)	(27,162)
Donations	(1,221)	(5,593)	(1,578)	(6,455)
Other differences	2,248	17,537	6,712	21,357

Income tax and social contribution	(63,706)	(446,487)	(250,383)	(663,872)

Current income tax and social contribution	(41,608)	(453,799)	(256,336)	(660,195)
Deferred income tax and social contribution	(22,098)	7,312	5,953	(3,677)
Effective rate	41%	34%	35%	33%

(i)           Permanent difference related to the provision for actuarial liability (Note 18 (b) (iii)).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(d)   Transition Tax Regime (RTT)

For the purposes of calculating the income tax and the social contribution related to 2009 and 2008, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Presidential Decree 449/08, converted into Law No. 11,941/2009, by the registers in the fiscal books – LALUR and auxiliary controls, without any modification in the bookkeeping.

The Company has been adopting the same tax practices since 2008, as RTT started to be mandatory.

(e)              Law 12,973/2014

On May 13, 2014, the Provisional Presidential Decree 627 of November 11, 2013 was converted into Law 12,973, which amend the federal tax laws related to the Corporate Income Tax - IRPJ, Social Contribution on Net Income - CSLL, Contribution to PIS/Pasep and Contribution to Social Security Financing– Cofins and revokes the Tax Transition System- RTT, enacted by Law No.11,941 of May 27, 2009.

Pursuant to this law, each legal entity may adopt the rules as of January 1, 2014, an option of which shall be irreversibly expressed to the Federal Revenue Service, except for Articles 3, 72 to 75 and 93 to 119, which are in force as of the publication date. The Company has decided not to adopt such anticipated option.

The analyses prepared by the Company do not show relevant impacts on its operations and on its accounting information for the period ended September 30, 2014.

17           Provisions

                (a)   Lawsuits with probable likelihood of loss

(i) Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	September 30, 2014	Provisions	Escrow deposits	December 31, 2013
Customer claims (i)	664,497	(118,841)	545,656	621,999	(110,384)	511,615
Supplier claims (ii)	263,820	(192,844)	70,976	340,100	(183,606)	156,494
Other civil claims (iii)	120,950	(9,005)	111,945	129,400	(11,965)	117,435
Tax claims (iv)	54,046	-	54,046	59,659	(1,956)	57,703
Labor claims (v)	174,873	(2,164)	172,709	156,060	(1,614)	154,446
Environmental claims (vi)	227,291	(796)	226,495	182,689	-	182,689

Total	1,505,477	(323,650)	1,181,827	1,489,907	(309,525)	1,180,382

Current	565,622	-	565,622	631,374	-	631,374
Noncurrent	939,855	(323,650)	616,205	858,533	(309,525)	549,008

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(ii) Changes

	December 31, 2013	Additional provisions	Interest and inflation adjustment	Amounts from provision	Amounts not used (reversal)	September 30, 2014
Customer claims (i)	621,999	57,465	67,812	(38,543)	(44,236)	664,497
Supplier claims (ii)	340,100	1,383	14,495	(66,032)	(26,126)	263,820
Other civil claims (iii)	129,400	25,752	26,888	(12,929)	(48,161)	120,950
Tax claims (iv)	59,659	753	5,300	(2,074)	(9,592)	54,046
Labor claims (v)	156,060	53,690	16,498	(33,481)	(17,894)	174,873
Environmental claims (vi)	182,689	47,584	14,903	__ ___(13)	(17,872)	__ 227,291
Subtotal	1,489,907	186,627	145,896	(153,072)	(163,881)	1,505,477
Escrow deposits	(309,525)	_(21,734)	___(16,866)	____24,475	-	_ (323,650)
Total	1,180,382	164,893	129,030	(128,597)	(163,881)	1,181,827

(b)         Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as possible loss represent the amount of approximately R$3,598,900 on September 30, 2014 (R$3,244,500 in December 2013).

                (c)         Explanation on the nature of main classes of lawsuits

(i)                Customer claims

Approximately 1,270 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 60 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$34,041 increase in the lawsuits classified as probable loss (net of escrow deposits) is related to new lawsuits filed and interest rates, fees and updates of lawsuits in progress, partially offset by payments made in the period and revisions of expectations caused by favorable decisions during 2014.

(ii)             Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$85,518 decrease in lawsuits whose likelihood of loss is considered probable (net of escrow deposits) is mainly related payments made and revisions of expectations caused by favorable decisions to the Company during 2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses. The R$5,490 decrease in lawsuits with probable chances of loss (net of escrow deposits) was mainly due to shelving of several lawsuits and revisions of expectations caused by favorable decisions to the Company during 2014.

(iv)            Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss. The decrease of R$3,657 in lawsuits with expectation of probable losses (net of escrow deposits) was mainly due to favorable decisions to the Company.

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable or possible loss. The Company recognized a provision for claims which likelihood of loss is considered probable. The R$18,263 increase in lawsuits with probable chances of losses (net of escrow deposits) is related to new lawsuits filed and interest rates, fees and updates of lawsuits in progress, partially offset by payments made in the period and revisions of expectations caused by favorable decisions to the Company during 2014.

(vi)            Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$43,806 increase in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to the complementary estimates of lawsuits, agreements in progress and new lawsuits filed, partially offset by the revisions of expectations caused by favorable decisions to the Company during 2014.

Other information is stated in Note 18 to the Annual Financial Statements as at December 31, 2013.

18           Employee Benefits

(a)         Health benefit plan

The health benefit plan is managed by Fundação Sabesp de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.6 % on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.2% of payroll, on average.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(b)         Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities on December 31, 2013	546,748
Expenses recognized in 2014	48,272
Payments made in 2014	(16,387)
Pension plan liabilities on September 30, 2014 (i)	578,633

Unfunded plan – G0
Pension plan liabilities on December 31, 2013	1,780,268
Expenses recognized in 2014	168,698
Payments made in 2014	(103,193)
Pension plan liabilities on September 30, 2014 (iii)	1,845,773

Total	2,424,406

(i)          Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         1.19% of the portion of the salary of participation up to 20 salaries; and

•         10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of September 30, 2014, SABESP had a net actuarial liability of R$578,633 (R$546,748 in December 2013) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets.

(ii)        Private pension plan benefits – Defined contribution

On September 30, 2014, Sabesprev Mais plan, based on defined contribution, had 5,293 (5,627 in December 2013) active and assisted participants.

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

On September 30, 2014, the commitment to all participants who migrated to the Sabesprev Mais plan amounted to R$9,531 (R$10,613 in December 2013) referred to active participants.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(iii)          Plan G0

Pursuant to Law 4,819/58, employees who started services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of September 30, 2014, the Company recorded a defined benefit obligation for Plan G0 of R$1,845,773 (R$1,780,268 in December 2013).

(c)         Profit sharing

The Company recorded as reference to the 2014 Profit Sharing Program, the amount corresponding to one-month salary for each employee, depending on the establishment goals. In the third quarter of 2014, R$18,233 was accrued (third quarter of 2013 – R$17,569). From January to September 2014 and 2013, R$54,749 and R$51,622, respectively were accrued.

19           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government. The balances on September 30, 2014 and December 31, 2013 were R$327,774 and R$323,208, respectively.

20          Equity

(a)              Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$10,000,000 in December 2013), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6.404/76.

(b)              Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of September 30, 2014 (683,509,869 in December 2013) held as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

	September 30, 2014		December 31, 2013
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,258	50.26%
Brazil Clearing and Depository Corporation - CBLC	165,818,454	24.26%	174,076,755	25.47%
The Bank Of New York ADR Department (equivalent in shares) (*)	173,558,002	25.39%	165,291,202	24.18%
Other	609,128	0.09%	617,654	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*)           Each ADR corresponds to 1 share.

The following was approved at the Annual and Extraordinary Shareholders’ Meetings held on April 30, 2014:

•     the distribution of dividends as interest on shareholders’ equity amounting to R$537,465;

•     the capital increase from R$6,203,688 to R$10,000,000, due to the capitalization of part of profit reserve and total capital reserve, totaling R$3,672,057 and R$124,255, respectively; and,

•     regardless of Bylaws amendment, the capital stock may be increased up to the maximum limit of R$15,000,000, by means of the Board of Directors’ resolution and previously hearing the fiscal council.

The payment of interest on shareholders’ equity in the amount of R$499,768, net of withholding income tax of R$37,697, totaling R$537,465, started in June 2014, with the amount of R$467,438 paid.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 21 to the Annual Financial Statements as of December 31, 2013.

21           Earnings per Share

Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to September 2014	January to September 2013

Income attributable to the Company’s shareholders	871,509	1,332,834
Weighted average number of common shares issued	683,509,869	683,509,869	(*)

Basic and diluted earnings per share (reais per share)	1.27505	1.94999

(*) Amount restated due to the split occurred on April, 22, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

22          Business segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

Result

	July to September 2014
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	1,192,165	973,512	799,731	2,965,408

Gross sales deductions	(78,097)	(63,779)	-	(141,876)

Net operating income from external customers	1,114,068	909,733	799,731	2,823,532

Costs, selling and administrative expenses	(905,554)	(635,421)	(782,243)	(2,323,218)

Income from operations before other operating expenses, net and equity accounting	208,514	274,312	17,488	500,314

Other operating income (expenses), net				(6,168)

Equity accounting				(1,167)

Financial result, net				(337,772)

Income from operations before taxes				155,207

Depreciation and amortization	121,541	121,658		243,199

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

	January to September 2014
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	3,763,611	3,070,515	2,009,707	8,843,833

Gross sales deductions	(261,156)	(213,062)	-	(474,218)

Net operating income from external customers	3,502,455	2,857,453	2,009,707	8,369,615

Costs, selling and administrative expenses	(2,861,925)	(1,845,418)	(1,966,932)	(6,674,275)

Income from operations before other operating expenses, net and equity accounting	640,530	1,012,035	42,775	1,695,340

Other operating income (expenses), net				(44,028)

Equity accounting				(1,486)

Financial result, net				(331,830)

Income from operations before taxes				1,317,996

Depreciation and amortization	384,133	341,918		726,051

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

	July to September 2013
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	1,321,891	1,071,379	551,362	2,944,632

Gross sales deductions	(95,151)	(77,122)	-	(172,273)

Net operating income from external customers	1,226,740	994,257	551,362	2,772,359

Costs, selling and administrative expenses	(840,443)	(560,656)	(539,453)	(1,940,552)

Income from operations before other operating expenses, net and equity accounting	386,297	433,601	11,909	831,807

Other operating income (expenses), net				11,739

Equity accounting				1,737

Financial result, net				(119,936)

Income from operations before taxes				725,347

Depreciation and amortization	108,510	99,875		208,385

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

	January to September 2013
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	3,880,693	3,138,853	1,703,814	8,723,360

Gross sales deductions	(281,771)	(227,908)	-	(509,679)

Net operating income from external customers	3,598,922	2,910,945	1,703,814	8,213,681

Costs, selling and administrative expenses	(2,602,039)	(1,669,966)	(1,668,644)	(5,940,649)

Income from operations before other operating expenses, net and equity accounting	996,883	1,240,979	35,170	2,273,032

Other operating income (expenses), net				22,082

Equity accounting				1,476

Financial result, net				(299,884)

Income from operations before taxes				1,996,706

Depreciation and amortization	318,533	281,776		600,309

Explanation on the reconciliation items for the Financial Statements: the impacts on gross operating income and in costs are as follows:

	July to September 2014	January to September 2014	July to September 2013	January to September 2013

Gross revenue from construction recognized under ICPC 1 (R1) (a)	799,731	2,009,707	551,362	1,703,814
Construction costs recognized under ICPC 1 (R1) (a)	782,243	1,966,932	539,453	1,668,644

Construction margin	17,488	42,775	11,909	35,170

(a)    Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 12 (c) and (f).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

23          Operating Revenue

(a)            Revenue from water and sewage services:

	July to September 2014	January to September 2014	July to September 2013	January to September 2013

Metropolitan region of São Paulo	1,513,008	4,821,592	1,770,410	5,160,205
Regional Systems (i)	652,669	2,012,534	622,860	1,859,341

Total (ii)	2,165,677	6,834,126	2,393,270	7,019,546

(i)  Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)          Revenue from water and sewage services decreased by 9.5% in the third quarter of 2014 year-on-year. This result was mainly impacted by the incentive program for reduction of consumption (Bonus*).

* Bonus: SABESP’s Incentive Program for Reduction of Water Consumption

After ARSESP’s approval on an emergency basis by means of Resolution 469/2014, SABESP adopted an economic incentive to encourage the population of Greater São Paulo to reduce water consumption. This measure was adopted due to the record heat and the unheard lack of rainfall at the Cantareira System, which is at a critical level and supplies almost 10 million people.

Consumers who reduce by, at least, 20% the average consumption of the twelve-month period, between February 2013 and January 2014, will receive 30% discount in their bills. The discount shall apply to a smaller amount, since reduced consumption will result in cheaper bills.

This measure applies to households, commerce and industries supplied by the Cantareira System – the entire north zone and São Paulo downtown, part of the east and west zones of São Paulo, Barueri, Caieiras, Carapicuíba, Francisco Morato, Franco da Rocha, Itapevi, Jandira, Osasco and Santana de Parnaíba. In Guarulhos and São Caetano do Sul, also supplied by the Cantareira System, distribution relies on the local governments, which buy water from SABESP. The municipal services shall resolve on granting this incentive.

The benefit will be valid for the bills of reference months from February to August, and consumers will receive the bills between March and September. In Santana de Parnaíba, this measure will be applied in the reference months from March to August and consumers will receive the bills between April and September.

However, in April 2014, the incentive program for reduction of water consumption was postponed until the end of 2014 to the entire São Paulo metropolitan region, or until water levels at reservoirs are regularized. Due to the dry weather and the low water volume at the Cantareira System, the Department of Water and Electricity of the State of São Paulo (DAEE) and the National Water Agency (ANA) set forth that, as of March 10, 2014, we are temporarily required to restrict the water outflow caught from the Cantareira System, from 33m3/s to 27.9m3/s. In order to supply this lower water availability and continue supplying the population, we are expanding the use of water from other water mains. This may increase costs to serve consumers of the metropolitan region of São Paulo. If the situation of the reservoirs affected by dry weather does not improve, we may be forced to take more drastic measures.

On May 26, 2014, the Incentive Program for Reduction of Water Consumption was expanded to the municipalities operated by SABESP which compose by Piracicaba basins, Capivari and Jaguari rivers, located in the coverage area of the Cantareira System.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

Likewise, consumers who reduce by, at least, 20% their monthly consumption will be entitled to bonus, compared to the average consumption of the twelve-month period, between February 2013 and January 2014. These consumers will receive 30% discount on their water and sewage bills. The participating municipalities are Bragança Paulista, Joanópolis, Nazaré Paulista, Pinhalzinho, Piracaia, Vargem, Hortolândia, Itatiba, Jarinu, Monte Mor, Morungaba and Paulínia.

This measure includes residential, commercial, industrial and government customers and will be valid for the bills issued as of June 2014, effective until December 2014.

The bonus amount for the period between July and September was R$127,241 and for the period between January and September 2014 was R$226,103.

(b)     Reconciliation between gross operating income and net operating income:

	July to September 2014	January to September 2014	July to September 2013	January to September 2013

Revenue from water and sewage services	2,165,677	6,834,126	2,393,270	7,019,546
Construction revenue (Note 12 (c))	799,731	2,009,707	551,362	1,703,814
Sales tax	(141,876)	(474,218)	(172,273)	(509,679)

Net revenue	2,823,532	8,369,615	2,772,359	8,213,681

24          Operating Costs and Expenses

	July to September 2014	January to September 2014	July to September 2013	January to September 2013
Operating costs
Salaries and payroll charges	377,045	1,109,573	342,010	1,004,619
Pension obligations	12,135	35,886	14,981	44,699
Construction costs (Note 12 (c))	782,243	1,966,932	539,453	1,668,644
General supplies	51,827	140,372	46,455	131,588
Treatment supplies	65,628	199,880	63,645	183,661
Outsourced services	217,728	627,943	200,280	569,305
Electricity	155,801	439,624	132,918	409,884
General expenses	99,632	308,021	105,103	327,750
Depreciation and amortization	223,899	666,557	197,351	570,857
	1,985,938	5,494,788	1,642,196	4,911,007
Selling expenses
Salaries and payroll charges	60,248	175,748	54,221	160,343
Pension obligations	1,582	4,675	2,001	6,551
General supplies	1,094	3,264	1,506	5,468
Outsourced services	60,363	188,348	62,535	150,827
Electricity	139	443	118	425
General expenses	22,304	63,385	20,320	61,546
Depreciation and amortization	2,474	7,842	2,878	8,186
Allowance for doubtful accounts, net of recoveries (Note 7 (c))	(21,640)	54,688	27,685	83,924
	126,564	498,393	171,264	477,270

Administrative expenses
Salaries and payroll charges	45,876	134,629	44,113	131,463
Pension plan	38,982	123,497	31,752	95,183
General supplies	1,799	5,138	815	5,381
Outsourced services	23,052	151,095	22,193	88,746
Electricity	340	758	101	629
General expenses	65,660	158,864	8,647	146,535
Depreciation and amortization	16,826	51,652	8,156	21,266
Tax expenses	18,181	55,461	11,315	63,169
	210,716	681,094	127,092	552,372
Operating costs and expenses
Salaries and payroll charges	483,169	1,419,950	440,344	1,296,425
Pension plan	52,699	164,058	48,734	146,433
Construction costs (Note 12 (c))	782,243	1,966,932	539,453	1,668,644
General supplies	54,720	148,774	48,776	142,437
Treatment supplies	65,628	199,880	63,645	183,661
Outsourced services	301,143	967,386	285,008	808,878
Electricity	156,280	440,825	133,137	410,938
General expenses	187,596	530,270	134,070	535,831
Depreciation and amortization	243,199	726,051	208,385	600,309
Tax expenses	18,181	55,461	11,315	63,169
Allowance for doubtful accounts, net of recoveries (Note 7 (c))	(21,640)	54,688	27,685	83,924
	2,323,218	6,674,275	1,940,552	5,940,649

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

25          Financial Expenses and Income

	July to September 2014	January to September 2014	July to September 2013	January to September 2013

Financial expenses
Interest and charges on loans and financing – local currency (i)	(46,533)	(208,704)	(62,961)	(210,390)
Interest and charges on loans and financing – foreign currency (ii)	(27,140)	(74,581)	(18,700)	(59,206)
Other financial expenses (iii)	(23,351)	(65,376)	(11,580)	(44,459)
Income tax over international remittance	(2,976)	(9,715)	(2,641)	(7,058)
Inflation adjustment on loans and financing (iv)	(10,155)	(72,141)	(8,517)	(49,064)
Inflation adjustment on Sabesprev Mais deficit (v)	(215)	(899)	(216)	(1,021)
Other inflation adjustments (vi)	(1,817)	(7,686)	(1,690)	(6,051)
Interest and inflation adjustments on provisions (vii)	(22,348)	(71,840)	(1,982)	(33,562)
Total financial expenses	(134,535)	(510,942)	(108,287)	(410,811)

Financial income
Inflation adjustment gains (viii)	29,024	65,262	15,363	64,344
Income on short-term investments (ix)	52,205	148,309	37,073	107,336
Interest and other income (x)	28,673	78,058	22,531	97,729
Total financial income	109,902	291,629	74,967	269,409

Financial, net before foreign exchange changes	(24,633)	(219,313)	(33,320)	(141,402)

Net foreign exchange gains (losses)
Foreign exchange change on loans and financing (xi)	(312,931)	(111,667)	(86,648)	(158,712)
Other foreign exchange changes	(30)	(60)	16	(1)
Foreign exchange gains	(178)	(790)	16	231
Foreign exchange changes, net	(313,139)	(112,517)	(86,616)	(158,482)

Financial, net	(337,772)	(331,830)	(119,936)	(299,884)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

(i)          The variation in expenses related to local currency-denominated loans and financing interest decreased mainly due to higher capitalization of interest in the third quarter of 2014, compared to the same period last year.

(ii)        The increase in expenses related to foreign currency-denominated loans and financing interest mainly reflect the increased balance of debt due to the 11.3% appreciation of the US dollar and the 2.8% appreciation of Yen against Real, in the third quarter of 2014, when compared to lower appreciation of currencies in the third quarter of 2013, 0.7% and 1.6%, respectively.

(iii)        Other financial expenses increased mainly due to the startup of two sewage treatment stations financed by means of leasing (Campo Limpo Paulista/Várzea Paulista and Campos do Jordão, respectively, in August 2013 and in March 2014), under CPC 20(R1), the interest paid are recognized as financial expense.

(iv)              The monetary variation derives from increase in the indexes defined in the loan agreements, such as, TR, IPCA, CDI and TJLP, which were 0.3%, 0.8%, 10.8% and 1.3%, respectively in the third quarter of  2014 (0.03%, 0.6%, 8.7% and 1.3%, respectively, in same period of 2013). The exposures to these rates are shown in Note 3.1.

(v)                The decrease derives from smaller balance of SABESP’s commitments in relation to the deficit of Sabesprev Mais pension plan. The INPC index (Consumer Price National Index), which is applied to adjust commitments in the period changed 0.8% the third quarter of 2014 and 0.3% in the same period of 2013.

(vi)              Other monetary variations expenses are mainly adjustments to liabilities referring to investment commitments required by private-public partnerships, program contracts which are indexed by IPC and IPCA which stood at 0.7% and 0.8%, respectively, in the third quarter of 2014 and 0.3% and 0.6%, respectively, in the same period of 2013.

(vii)            The account variation mainly derives from favorable progress of lawsuits in the third quarter of 2013, with effects on the decrease of interest expenses in that period.

(viii)          The monetary variations increased mainly due to monetary restatements over escrow deposits referring to the third quarter of 2014, which are adjusted by the index defined by the Brazilian judiciary branch which varied between 0.6% in the third quarter of 2014 and 0.3% in the same period of 2013, partial receipt of court-ordered payment of government debt of Guarulhos in September 2014, and bills/invoices from accounts receivable in arrears which are adjusted depending on the date of payment by indexes IPCA (0.8% in the third quarter of 2014 and 0.6% in the same period of 2013) or IPC-FIPE (Consumer Price Index), 0.7% in the third quarter of 2014 and 0.3% in the same period of 2013).

(ix)              The account variation derives from financial investments in the period, indexed to CDI, due to CDI increase in the third quarter of 2014 (10.8%) compared to the same period of 2013 (9.7%).

(x)                The account variation derives from interest over agreements and installment payments in the third quarter of 2014.

(xi)              The expense related to the exchange rate variation on loans and financing mainly derives from the 11.3% appreciation of the US dollar and 2.8% appreciation of Yen against real in the third quarter of 2014, compared to a lower appreciation of these currencies in the same period of 2013, which was 0.7% and 1.6%, respectively.

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Notes to the Interim Financial Information

26          Other Operating Income (expenses), net

	July to September 2014	January to September 2014	July to September 2013	January to September 2013

Other net operating income	21,014	59,159	16,531	40,749
Other operating expenses (i)	(27,182)	(103,187)	(4,792)	(18,667)

Other net operating income (expenses)	(6,168)	(44,028)	11,739	22,082

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating expenses consist mainly of write-off of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible.

(i)                 R$22.4 million increase in other operating expenses, mainly due to the write-off of obsolete assets (household connections, piping and hydraulic parts) in the third quarter of 2014 totaling R$26.3 million.

27           Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of September 30, 2014 are as follows:

	October to December 2014	2015-2016	2017-2018	2019 onwards	Total
Contractual obligations - Expenses	416,735	1,468,627	84,105	3,785,124	5,754,591
Contractual obligations – Investments (i)	457,830	2,823,512	716,469	3,558,023	7,555,834
Total	874,565	4,292,139	800,574	7,343,147	13,310,425

(i)                 The main commitment refers to São Lourenço PPP, see Note 12 (h).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

28          Additional information on cash flows

	January to September 2014	January to September 2013

Total additions of intangible assets as per Note 12	2,283,864	1,893,407

Items not affecting cash (see breakdown below)	(449,560)	(346,958)

Total additions to intangible assets as per statement of cash flows	1,834,304	1,546,449

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period	176,724	163,975
Contractors	37,535	(38,040)
Program contract commitments	70,250	36,779
Public-Private-Partnership	43,459	-
Leasing	78,817	149,074
Construction margin	42,775	35,170
Total	449,560	346,958

29          Events after the reporting period

  Bonus extension

On October 22, 2014, ARSESP published the Resolution nº 514 which approves the bonus by consumption reduction levels for SABESP’s Incentive Program to Reduce Water Consumption.

The bonus by levels of consumption reduction during the effectiveness period of the Incentive Program to Reduce Water Consumption will be:

(a) A thirty percent (30%) bonus for users whose monthly consumption is reduced by at least, twenty percent (20%) in relation to the  average consumption in the period between February 2013 and January 2014.

(b) A twenty percent (20%) bonus for users whose monthly consumption reduction exceeds or equals to fifteen percent (15%) and lower than twenty percent (20%) in relation to the average consumption in the period between  February 2013 and January 2014.

(c) A ten percent (10%) bonus for users whose monthly consumption reduction exceeds or equals to ten percent (10%) and lower than fifteen percent (15%) in relation to the average consumption in the period between February 2013 and January 2014.

The bonus by levels of consumption reduction shall apply to all the municipalities which currently already receive the bonus over the water and sewage bills.

The new levels of the Bonus Program will use as reference, consumption as of November 1, 2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

  New calculation of tariffs

On November 13, 2014, the Board of Directors, pursuant to item VI of Article 13 of its Bylaws, having the Executive Board been heard, authorized the Company to request the São Paulo State Sanitation and Energy Regulatory Agency – ARSESP the publication of the recalculation of the tariffs to be applied in December 2014, as permitted by ARSESP Resolution 484/2014 and in accordance with the Board of Directors resolution of April 16, 2014.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Notes to the Interim Financial Information

Comments on the Company’s projections

The projections presented in the reference form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the reference form with quarterly results shall not apply.

The projections monitoring occurs on an annual basis and are disclosed in the reference form.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Other Information Deemed as Relevant by the Company

1.      CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 09/30/2014
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985,584	49.7%	339,985,584	49.7%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 9/30/2013
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors	1,518	-	1,518	-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,525,776	50.3%	343,525,776	50.3%

Outstanding shares	339,984,093	49.7%	339,984,093	49.7%

2.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as at 09/30/2014 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Reports and Statements / Unqualified Report on Special Review

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2014, which comprises the balance sheet as of September 30, 2014 and the related statements of income and comprehensive income for the three and nine-month period then ended and changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Information Form – September 30, 2014 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

Version: 1

Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the nine-month period ended September 30, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 13, 2014

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 28, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.